UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 3
                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                           ANGELCITI MULTIMEDIA, INC.
                 (Name of small business issuer in our charter)

                                     NEVADA
         (State or other jurisdiction of incorporation or organization)

                                 7922 88-0427195
                  (Primary standard industrial (I.R.S. Employer
                 classification code number) Identification No.)

                         1680 N. Vine Street, Suite 904
                               Hollywood, CA 90028
                                 (323) 461-4248
          (Address and telephone number of principal executive offices)

                                 Farber & Klein
                      Attn: Andrew Farber or Jeffrey Klein
                       23133 State Road Seven, Suite 350-B
                            Boca Raton, Florida 33428
                                 (561) 451-1969
               (Name, address and telephone of agent for service)


              Approximate date of commencement of proposed sale to
       the public: Promptly after the effective date of this registration statement.


 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                          CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------------------------------------------
                                                                           Proposed
                                                 Proposed                   Maximum             Amount of
Title of class of             Amount to be     Maximum offering            Aggregate           Registration
securities to be registered   Registered       Price per Share           Offering Price          Fee (1)
-------------------------------------------------------------------------------------------------------------------
Class A Common Stock,
Par value $.01 per share     3,053,100(2)          $1.00                   $3,053,100.00        $   806.02
Class A Common Stock,
Par value $.01 per share     4,446,900(3)          $1.00                   $4,446,900.00         $1,173.98
------------------------     ------------           -----                   --------------        ---------
TOTALS                       7,500,000             $1.00                   $7,500,000.00         $1,980.00


(1) Calculated pursuant to Regulation 457 imposed under Section 5 of the Securities Act of 1933, for purposes of determining the registration fee.
(2) These shares are being sold by AngelCiti Multimedia, Inc. at a price of $1.00 per share.
(3) These shares are being sold by two directors, employees, consultants and other shareholders of AngelCiti Multimedia, Inc. at a price of $1.00 per share.

THE REGISTRANT AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY OUR EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE. INFORMATION CONTAINED IN THIS REGISTRATION STATEMENT IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 Preliminary Prospectus Dated ____________, 2001


                                   PROSPECTUS

                           ANGELCITI MULTIMEDIA, INC.


The registration statement of which this prospectus is a part relates to the securities of AngelCiti Multimedia, Inc., a Nevada corporation. We are registering, a total of 7,500,000 of our common shares. Of these shares, 4,446,900 are being resold by two directors, employees, consultants and other shareholders and an additional 3,053,100 shares are being sold by us. Neither the shares that we are registering nor any of our securities are currently traded on any exchange nor have they ever traded in a public market. The shares that we are selling on our own behalf are offered on a "best efforts" basis, for a period of up to one hundred eighty (180) days from the effective date of this registration statement, which period may be extended, at our option, for an additional ninety (90) days. All shares registered shall be offered at a price of $1.00 per share. These shares will be offered by us commencing upon the effectiveness of the registration statement of which this prospectus is a part. No minimum number of shares must be sold before we can utilize any of the proceeds raised from this offering. Investor funds received will not be placed in escrow.


THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY THOSE PERSONS WHO CAN AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE "RISK FACTORS" COMMENCING ON PAGE 7 OF THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Until ____________, 2001, (90 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                THE DATE OF THIS PROSPECTUS IS ___________, 2001.

                                TABLE OF CONTENTS





1.       Summary Information..............................................................................2
2.       Risk Factors.....................................................................................4
3.       Use of Proceeds..................................................................................18
5.       Determination of Offering Price .................................................................19
6.       Dilution ........................................................................................19
7.       Selling Security Holders.........................................................................22
8.       Plan of Distribution.............................................................................24
9.       Legal Proceedings................................................................................26
10.      Directors, Executive Officers, Promoters and Control Management..................                26
11.      Security Ownership of Certain Beneficial Owners and Management.................                  28
12.      Description of Securities .......................................................................29
13.      Experts .........................................................................................30
14.      Disclosure of Commission Position on Indemnification for
          Securities Act Liabilities......................................................................31
15.      Description of Business..........................................................................32
16.      Reports to Security Holders......................................................................43
17.      Management's Discussion and Analysis ........................................................... 43
18.      Certain Relationships and Related Transactions................................................   46
19.      Market for Common Equity and Related Stockholder Matters.........................                48
20.      Executive Compensation ..........................................................................48
21.      Changes in and Disagreements With Accountant on Accounting and
            Financial Disclosure..........................................................................49.
22.      Index to Financial Statements ...................................................................F-1

                               SUMMARY INFORMATION

References in this document to "us," "we," or "the Company" refer to AngelCiti Multimedia, Inc.

PROSPECTUS SUMMARY


THIS SUMMARY IS INTENDED ONLY FOR CONVENIENT REFERENCE. IT MUST BE READ IN CONJUNCTION WITH THE MORE DETAILED AND COMPREHENSIVE INFORMATION (INCLUDING FINANCIAL INFORMATION AND ACCOMPANYING FOOTNOTES) APPEARING ELSEWHERE IN THIS PROSPECTUS. THE ENTIRE PROSPECTUS SHOULD BE READ AND SHOULD BE CAREFULLY CONSIDERED BY PROSPECTIVE INVESTORS BEFORE MAKING A DECISION TO PURCHASE COMMON STOCK.


Our Company.      We are a multi-faceted entertainment production company that promotes and produces the works of independent film makers and musicians. We promote the works of these independent artists at live film and music festivals that we produce as well as over the Internet. Each element of our marketing strategy is designed to promote our "AngelCiti" brand name and identity and maximize the services that we can provide to independent film makers and musicians. Our production and promotion efforts focus on three primary revenue centers which we refer to as AngelCiti Film & Music Market, AngelCitiTV, and
                  AngelCiti Productions. For the year ended December 31, 2000 and quarter ending March 31, 2001, we had revenues of $331,851 and $97,559 respectively. We suffered net losses of $697,079 and $153,384 for these periods, respectively.

                  ANGELCITI FILM & MUSIC MARKET produces live film and music concerts and festivals. Our festivals are predominantly geared towards independent film producers and musical artists who have not yet entered into a contract with a record label, but have demonstrated a material fan support base in their local markets or on the Internet.

                  ANGELCITITV broadcasts film and music featured at AngelCiti Film & Music Market events and activities, as well as related promotional materials, over the Internet. Our current content for broadcast includes short films, music videos and film trailers produced in connection with our music and film festivals and is currently used to help us market our live events. We have the potential to charge others for advertising on our web site and for merchandise that we sell on our website and intend to do so in the future. However, the operations of AngelCitiTV are not presently material to our overall operations as they do not significantly contribute to our revenues at this time.

                  ANGELCITI PRODUCTIONS assists independent film makers and musical artists with the production of their films and music and acts as agent and manager in obtaining the sale of distribution rights to their works. We feel that we are uniquely positioned to offer our production services to those independent film and music artists featured at our film and music festivals. However, we cannot be certain that we will be able to take advantage of these pre-existing relationships in a commercially feasible manner. The operations of AngelCiti Productions are not presently material to our overall operations as they do not significantly contribute to our revenues at this time.


                  We currently maintain our principal office at 1680 N. Vine Street, Suite 904, Hollywood, CA 90028. Our telephone number is (323) 461-4248.


Capitalization    Our capitalization consists of 60,000,000 shares of $.01 par value common stock, of which 56,623,800 are issued and outstanding as of March 31, 2001.

The Offering.     We are registering 4,446,900 of our shares for resale that had been issued to our directors, employees, consultants, and other shareholders who had purchased their shares in a private offering of our securities. The sale price of these shares is $1.00 per share. None of the shares that have been issued to any person who is deemed to be a control person of our company will be registered pursuant to this offering. We will not receive any proceeds from the sale of these shares.


                  In addition, we are registering an additional 3,053,100 of our authorized but unissued shares for sale. These shares are offered on a "best efforts" basis without any escrow provisions. No minimum number of shares must be sold before we can utilize any of the proceeds raised from this offering. This offering will terminate in one hundred eighty (180) days unless we extend it for an additional ninety (90) days.


                  We have not entered into any underwriting agreement or other arrangement to sell these shares and have no current plans to do so. The shares that we are registering will be offered for sale promptly upon the effectiveness of this offering. When we sell these shares, it is anticipated that they will be sold by our employees, without the use of an underwriter or sales agent. Such sales, when made, will be made in compliance with the self-offering exemption found in Securities Exchange Act Rule 3(a)4-1. When sold, we intend to use the proceeds from the sale of these shares to fund our future operations and as compensation for employees, directors and/or consultants. As we are not required to raise a minimum amount of proceeds before we can utilize the funds that we raise, we cannot estimate the amount, if any, of the proceeds that we may receive from the sale of these securities.

Financial Summary
Information       The information set forth below has been selected from our financial statements. This information should be read in conjunction with, and is qualified in its entirety by reference to the financial statements, including the notes that are attached to and are a part of the financial statements included elsewhere in this registration statement.

Results of Operations.


                                                      From the Period    For the              For the Three
                                                       of Inception      Twelve                months ended
                                                         (5/14/99)     Mos. Ended               March 31,
                                                        to 12/31/99      12/31/00        2000              2001
                           -----------------------------------------------------------------------------------------
                           Revenues ...................   $  21,308       $331,851     $  93,472         $  97,559
                           Gross Profit................  ($   3,350)      $103,430    ($  36,865)        $  44,321
                           Selling, General
                           & Admin. Expenses...........   $ 155,506       $755,842     $ 173,517          $186,683
                           Operating Loss..............   ($158,856)     ($652,412)   ($ 210,382)        ($142,362)
                           Net Loss....................   ($160,483)     ($697,079)   ($ 211,378)        ($153,384)
                           Net Loss Per Share ......... (Less than $.01) ($   0.01) (Less than $.01) (Less than$.01)


                                                                       As of              As of
                                                                      12/31/00           3/31/01
                           ----------------------------------------------------------------------
                           Total Current Assets.........               $ 425,152        $ 302,723
                           Total Assets......................          $ 463,160        $ 339,199
                           Total Current Liabilities...                $ 127,793        $ 118,466
                           Total Liabilities................           $ 277,793        $ 268,466



                                  RISK FACTORS.

AN INVESTMENT IN THE SHARES OF COMMON STOCK THAT WE ARE OFFERING INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE PURCHASED ONLY BY THOSE PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT OR WHO HAVE ADEQUATE LIQUID ASSETS TO BE ABLE TO AFFORD A LONG-TERM ILLIQUID INVESTMENT. PROSPECTIVE PURCHASERS SHOULD, PRIOR TO PURCHASE, CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, AS WELL AS THE OTHER INFORMATION SET FORTH ELSEWHERE IN THIS PROSPECTUS.

                          RISKS RELATED TO OUR BUSINESS

OUR LIMITED OPERATING HISTORY AND REVENUES MAKES EVALUATING OUR BUSINESS
DIFFICULT

         We were recently organized, have limited revenues and no earnings, and have a limited operating history upon which you can evaluate our business and prospects. From our inception in May of 1999 through March 31, 2001, our operating revenues were $450,718 and our expenses were $1,404,348. Since inception, we have spent much of our time on organizational activities, creating AngelCiti.com and developing the AngelCiti brand name through the production and promotion of our live events. As we continue to grow, we will incur additional promotional and organizational expenses. As we develop the AngelCiti brand name and expand our operations, we intend to increase revenues and attain profitability from sales of services to independent artists, the sale of products over the Internet, from event sponsorship, and from the representation of artists in negotiations with movie and record companies. We may not be able to do so.

WE HAVE A HISTORY OF LOSSES AND WE ANTICIPATE THAT LOSSES WILL CONTINUE


         As of March 31, 2001, we had an accumulated deficit of $1,010,946 that represented our cumulative loss from our inception in May of 1999. We have not achieved profitability and expect to continue to incur net losses in 2001 and subsequent fiscal periods. We expect to continue to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on an ongoing basis.


WE WILL NEED TO OBTAIN ADDITIONAL CAPITAL


         We currently estimate that we will require between $250,000 and $300,000 in operating capital over the next twelve months including capital expenditures. We expect to obtain this funding through our operations and cash on hand, as we have no credit facility or other committed source of capital or funding and may not be able to establish such funding arrangements on satisfactory terms, if at all. Based upon our current operations and our cash position, we believe that we will be able to continue operations for the next 12 months. If we do not generate additional operating income, we will not have sufficient income beyond this 12 month period and may be required to cease or curtail operations significantly or obtain funds through entering into collaboration agreements on unattractive terms that could have a negative effect on the value of your investment in our company.


RISKS RELATED TO OUR OPERATING AND INTERNAL GROWTH STRATEGIES MAY KEEP US FROM ACHIEVING OUR FULL PROFITABILITY POTENTIAL

         Our ability to generate internal growth, revenue and profits will be affected by, among other factors, our ability to:

         Expand the range of services we offer to film makers and musicians; Attract new film makers, musicians, live event attendees, and viewers to our websites; Increase the number of live events that we promote; Obtain sponsors and advertisers for our live events and websites; Sell products over the Internet; Hire and retain competent employees; and Control operating and overhead expenses.

         Many of the factors affecting our ability to generate internal growth, revenue and profits may be beyond our control and we cannot be certain that our strategies will be successful or that we will be able to generate cash flow sufficient to fund our operations and to support internal growth. Many of our sponsors compensate us with goods or services in lieu of cash which reduces our need for cash, supplies us with promotional giveaways to increase our reputation and our goodwill, or otherwise provides us with inventory to merchandise at our events. In an effort to further develop our brand name and goodwill, we have offered free attendance to our events to members of the press, industry representatives and members of the general public for promotional purposes. Our inability to achieve internal growth, receive full value from in-kind sponsorships and to sell a sufficient number of tickets to our events could cause us to exhaust the funds necessary to sustain our operations.


THE IMPOSITION OF SALES AND OTHER TAXES COULD HAVE A NEGATIVE EFFECT ON OUR REVENUES

         We do not collect sales tax or other such taxes in connection with our Internet sales or services rendered to artists in promoting their works. However, the federal government or one or more states may seek to impose such a tax on the Internet related sale of our goods or services. The effect of such a tax may have an adverse effect on our sales or may otherwise erode our profit margins to the extent that we cannot recover the additional expense associated with such taxes from our customers. Moreover, the imposition of such taxes may have a chilling effect on the use of the Internet as a medium for conducting business, which could adversely affect our revenues and profitability.

THE IMPOSITION OF GOVERNMENTAL REGULATION AND OTHER LEGAL UNCERTAINTIES MAY NEGATIVELY AFFECT OUR REVENUES AND PROFITABILITY


         We are not currently subject to direct regulation by any state, federal or foreign governmental agency, other than regulations applicable to businesses in general and regulations regarding access to online commerce. Due to the increasing popularity and use of the Internet and other online services, it is likely that a number of laws and regulations regarding user privacy, pricing, content, copyrights and even taxation may be enacted. The growth and development of the Internet may impose additional burdens and costs on those companies doing business online. The enactment of any additional laws or regulations may decrease the growth or otherwise have a chilling effect on the use of the Internet and our ability to use the Internet as a promotional tool for ourselves and the artists that we promote. Additionally, the applicability of existing laws regarding sales and use taxes, property ownership and personal privacy, to the Internet and online services is uncertain and may take years to resolve. Our services are available over the Internet all around the world. Sales and the promotion of artists whose works are carried on our website to people in states or countries that impose burdensome regulations may give rise to claims that we are required to qualify to do business in these jurisdictions and could subject us to taxes and penalties for failure to do so. The application of such laws and regulations to our business could increase our costs of doing business and adversely affect our profit margins.

OUR FAILURE TO ADEQUATELY RESPOND TO RAPID CHANGES IN TECHNOLOGY AND CONSUMER PREFERENCES MAY Adversely Affect the Demand for Our Services


         The market for our services is characterized by rapid technological changes, changing customer needs and tastes, the frequent introduction of new services and evolving industry standards. These marketing characteristics are highlighted by the emerging and evolving nature of the Internet as a market place, the fact that many companies are expected to introduce new services and content programming through the Internet in the future, and by the viewing tastes of the general public. Significant technological changes could render our hardware and software obsolete. Our future success will depend in large part on our ability to continuously introduce new services, features and technologies on a timely basis and improve our live events, website and services as needed. We cannot be certain that our management team will recognize evolving trends, markets and technologies or be able to adapt and react as these trends, markets and technologies require.


UNCERTAINTIES REGARDING THE FUTURE OF THE INTERNET MAY NEGATIVELY AFFECT THE DEMAND FOR OUR SERVICES


         Rapid growth of interest in and use of the Internet is a recent phenomenon. While we anticipate that growth and interest in the Internet as a viable commercial marketplace will develop, such growth and interest may not continue and we cannot realistically project what the rate of growth will be. Commercial activity on the Internet is highly competitive and news of dot.com failures are common. The markets for many of our services for promotion of the works of independent artists are highly dependent upon the ongoing acceptance and use of the Internet as a vehicle for commerce and communication. Critical issues relating to the ultimate success of the commercial use of the Internet as well as our commercial success, include security, reliability, capacity, cost, ease of use, access, quality of service and acceptance of advertising. These issues remain unresolved and may retard the growth of Internet use for commercial applications. Slow growth of the Internet as a market for commercial and other activity may lessen the appeal of the Internet for advertisers and for the independent artists to whom we market our services. If Internet advertising revenues decrease to the point that Internet service providers, search engines and portals cannot continue or significantly reduce their operations, our Internet related operations will be adversely affected. Our ability to generate fees for our promotion services, advertising revenue and to develop affiliate and sponsor relationships will depend on may factors, including the Internet's continued development and acceptance as a viable advertising medium, the pricing of advertising on other web sites, the amount of traffic on our web site, and our ability to demonstrate user and member demographics on our web site. If the Internet does not develop into a viable medium through which businesses can achieve advertising revenues or if the Internet develops slower than anticipated, we will not be able to execute a significant portion of our business plan. If on the other hand, widespread use of the Internet grows too quickly to the point where our consumer's ability to gain access is impeded, our Internet related business may suffer.

         We are dependent on key vendors for the further development, enhancement, maintenance and marketing support of our web site. We currently employ the person who designed our website on an as-needed basis as an independent contractor, in connection with our site's further development, marketing support and maintenance. This relationship is not supported by any written or oral agreement. We cannot be assured that this person will be available to us in the future, to maintain, expand or otherwise offer marketing support for our website.

THE FAILURE OF CONSUMERS TO ACCEPT THE INTERNET AS A MEDIUM TO MARKET OUR GOODS AND SERVICES Will Have a Negative Effect on Our Revenues


         Our success depends on consumer acceptance of the Internet as a viable medium to view and listen to the works of independent artists and to purchase the products that we intend to offer. If consumers do not embrace the Internet as a means to view or listen to the content that we provide or to purchase related products that we offer for sale, we will have to use other means to promote our live events, publicize the works of our independent artists and sell our products. The market for viewing films and listening to music over the Internet is at an early stage of development and is evolving rapidly. We cannot be sure that this market will continue to grow or that a sufficiently broad base of consumers will adopt and continue to use the Internet as a medium to view films, listen to music or otherwise take any interest in the content that we offer. Since the market for viewing films and listening to music over the Internet is at an early stage of development, the volume of website visitors that we may attract in any given period will be difficult to predict. If the volume of website visitors falls below our expectations, our ability to earn advertising revenues will be adversely affected.


CONSUMER REJECTION OF THE INDEPENDENT MUSIC AND FILM MARKET WILL ADVERSELY AFFECT OUR REVENUES


         Our business model assumes that there is an untapped market for viewing films made by independent film producers and the purchase of music produced by independent musicians. This assumption is not based upon any independent market research. Rather, it is based upon the experience of our management, their knowledge of the independent film and music markets and the growth of the numbers of entities running events designed to promote the works of independent artists. Our success depends on consumer acceptance of the works of independent film makers and musicians and the purchase of the related merchandise that we offer. Such merchandise currently includes shirts and hats currently sold at our live events and is expected to include videos, DVDs and CDs featuring the works of independent artists that appear at our festivals. If consumers do not embrace this market, our ability to generate revenues will be adversely affected and we will be forced to revise our business plan. In such event, we may not be able to develop or execute a revised business plan.

SYSTEM FAILURES MAY HARM OUR REPUTATION AND BUSINESS


         Our ability to successfully receive orders over the Internet and fulfill them and to display our web content depends on the efficient and uninterrupted operation of our computers and communications hardware and software systems. Our systems and operations are and will continue to be vulnerable to damage or interruption from fire, flood, power loss, lightning, power surges, telecommunications failures, break-ins, earthquakes and similar casualties. Failure of information delivery can occur due to telecommunications failures, e-mail system failure, hosting site failure and/or local system failure. We have no in-house full time employees to monitor our systems. We presently have no systems that provide for the backup of programs or other electronic data, including our database of independent artists and the form letters, invoices and other correspondence that we use in our operations. We do keep paper copies of the electronic data but do not have a formal disaster recovery plan for the electronic data. We carry no business interruption insurance to compensate us in the event of such losses. We cannot guaranty that we will have sufficient resources to purchase systems that provide for the back up of programs or other electronic data, implement an effective disaster recovery plan or purchase business interruption insurance at acceptable terms, if at all. Despite our efforts to insure network security and integrity, our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions in our business, loss of data and the inability to accept and fulfill customer orders.


         Our Internet operations depend on one or more independent third parties over whom we have limited control. We do not plan to own a gateway to the Internet but rely on an Internet Service Provider to host our website. We may experience temporary service interruptions in our website connection and our telecommunications access. Continuous or prolonged interruptions in our website connection or in our telecommunications access will adversely affect our reputation and our ability to generate visitors to our website and revenues.


         We use software that is dependent upon operating system, database and server software developed and produced by third parties. We may discover errors and defects in this software and will be forced to rely on the software providers to correct these errors and defects in a timely manner. The failure of these software providers to correct these errors and defects could interrupt our operations or cause us to cease our operations.

CAPACITY CONSTRAINTS AND INADEQUATE INTERNET TRANSACTION PROCESSING SYSTEMS MAY RESULT IN REDUCED TRAFFIC, REDUCED REVENUES AND MAY HARM OUR REPUTATION AND BUSINESS


         The reliability and performance of our Internet transaction processing systems and streaming video capabilities are critical to our reputation and our ongoing ability to attract and promote independent artists and viewers interested in enjoying their works. Any systems interruption would reduce the attractiveness of our services.

         Capacity limits on our technology, transaction processing systems and network hardware and software may be difficult to project. If our business increases significantly, we may need to upgrade the servers we use to accommodate more simultaneous users. Our inability to employ additional hardware or software or our inability to upgrade our transaction processing systems or network infrastructure may cause unanticipated system disruptions, slower response times, reduced levels of customer service and decrease the quality and speed of order fulfillment, any one of which could have a materially adverse effect on our business.


ACTUAL AND PERCEIVED ONLINE COMMERCE SECURITY RISKS MAY NEGATIVELY AFFECT OUR WEB SITE TRAFFIC

         We may rely on encryption and authentication technologies licensed from third parties to provide the security and authentication needed to effect secure transmission of confidential information, such as customer credit card numbers. We cannot assure that advances in computer capabilities, new discoveries in the field of cryptography, or other developments will not result in the compromise or breach of the algorithms that we use to protect customer transaction data. Any compromise of our security could have a materially adverse effect on us and our reputation. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. We may be required to expend significant capital and other resources to protect against such security breaches or to resolve problems caused by such breaches. To the extent that our activities involve the storage and transmission of proprietary information such as credit card numbers, security breaches could subject us to significant liability and costs.

         We believe that concerns regarding the security of confidential information transmitted over the Internet prevents many potential customers from engaging in on-line transactions. If the e-commerce industry fails to take any action to address this perception or fails to address real security risks as they arise, we may not be able to gain market acceptance of our services and our business may suffer.

POTENTIAL LIABILITY FOR INFORMATION DISPLAYED ON OUR WEB SITE MAY REQUIRE US TO DEFEND AGAINST LEGAL CLAIMS, WHICH MAY ADD Significant Operating Expenditures

         We do not broadcast the work of artists over our web site without first obtaining the permission of each artist whose work we plan to broadcast. These broadcasts are currently intended to promote interest in our live events and the works of the artists that we promote. As viewers cannot currently download music or films from our website there is little or no risk regarding the failure to pay royalties to our artists. However, since our customers view proprietary and other data from us, there is the potential that claims may be made against us for negligence, copyright or trademark infringement or other theories of liability based upon the nature or content of such material. These claims may arise as a result of the use of protected materials included in the works of the independent artists included on our site. While we obtain a representation from these artists that they possess all rights and authorization with respect to their work, we do not maintain records of supporting documents indicating permission for the use of such protected materials, if any, that are used in the independent artist's work. We do not generally screen or censor the content appearing on our site. Potential negligence claims may result from claims that content contained on our site induced or aroused a viewer to pursue a particular course of conduct that caused injury or damages to another party. Providers of Internet products and services have been successfully sued in the past, based upon the content of their material. We do not currently carry insurance to cover such liability and do not intend to obtain a commercial general liability policy or apply for an errors and omissions type "Cyber Liability" policy. Such insurance, if and when obtained, may not cover potential claims of this type and may not be adequate to cover all costs incurred in the defense of such matters. Any costs or liabilities not covered by insurance could have a materially adverse effect on our business.


OUR BUSINESS IS SUBJECT TO INTENSE COMPETITION FROM OTHER MUSIC AND FILM
PROMOTERS


         The business in which we operate is highly competitive and is served by numerous, owner operated private companies, several public companies and several large regional, national and international companies, including but not limited to, film and music festivals around the country and around the world, television broadcasting companies, companies contemplating entry into the Internet broadcasting arena and existing film and music production companies. We expect this competition to increase. Many of these companies are better capitalized and are better prepared to take advantage of market opportunities as they arise. There are no substantial barriers to entry into the industry within which we operate and we expect that competition will intensify in the future. The Internet is a fast growing and evolving marketplace. While we intend to create a unique mix of complimentary businesses, other companies may attempt to imitate us and may provide better services. Competition in the industry depends upon a number of factors, including price. Our competitors may have lower overhead cost structures and may, therefore, be able to provide their services at lower rates than we can provide such services. Our competitors may have greater market presence, engineering depth and marketing capabilities, and financial, technological and personnel resources than those available to us. As a result, they may be able to develop and expand their customer and sponsorship base more quickly, adapt more swiftly to new or emerging technologies and trends, take advantage of acquisition and other opportunities more readily, and devote greater resources to the marketing and sale of their products and services than we can. We may not be able to maintain or enhance our competitive position.

         Current and potential competitors have established or may establish cooperative relationships among themselves or directly with vendors and potential sponsors to obtain exclusive or semi-exclusive rights regarding the services or goods that they provide. Accordingly, it is possible that these alliances among competitors, vendors and sponsors may rapidly acquire market share. Increased competition is likely to result in reduced operating margins, loss of market share and a diminished brand franchise, any one of which will materially and adversely affect our business and our ability to operate.

OUR RELIANCE ON BARTER TRANSACTIONS MAY NEGATIVELY Affect Our Cash Flow AND OPERATIONS

         We often enter into barter transactions in which our sponsors offer advertising or goods in exchange for their sponsorship of our events. Barter transactions do not generate cash revenues for us. As barter transactions may also give rise to taxable income, we may not have sufficient cash flow to pay any income tax due or otherwise support our operations.

FAILURE TO PROTECT OUR INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS COULD HARM OUR BRAND-BUILDING EFFORTS AND ABILITY TO COMPETE EFFECTIVELY; DEFENDING AGAINST INTELLECTUAL

PROPERTY INFRINGEMENT CLAIMS MAY Add Significant Operational Expenditures


         We have sought to protect the use of the names AngelCiti, AngelCiti.com and Beverly Hills Film Festival by filing for trademark protection with the United States Patent and Trademark Office. However, we cannot be sure that our trademark applications will be accepted. If we are unable to protect our trade names from use by others, our services may be confused with the services of others or our name recognition may be diluted, or we may be subject to lawsuits of others seeking to enjoin us from using these names or suing us for damages. Any intellectual property claim that we raise against another party could be costly and have a material adverse effect on our business, financial condition and results of operations. Any intellectual property claims or litigation against us, with or without merit, could result in the diversion of our management's attention and our financial resources, and could also have a material negative impact on our business, financial condition and results of operations.

         The relationship between regulators governing website addresses, the tools used to direct web traffic and laws protecting intellectual property rights is unclear. Despite any intellectual property rights that we may own, we may not be able to prevent third parties from acquiring web site addresses that are similar to ours or use our name or registered marks as a means to link to their web site. Moreover, we may not be able to prevent others from duplicating our website or otherwise creating a website that is deceptively similar to ours in terms of function and design. If we are unable to do so, we may not be able to attract or maintain a loyal customer base, which would materially and adversely affect our business.


         Additionally, numerous lawsuits have been filed by entities that claim to hold patents for various technologies used by companies whose businesses involve the Internet. While we do not believe that we are currently infringing on patents held by any other entity, we may be subject to claims of infringement in the future. The cost of defending such an action or costs associated with licensing fees that we could be required to pay if we were unsuccessful may cause us to divert time and money away from our ongoing operations and planned expansion.

IF WE ARE UNABLE TO ATTRACT OR RETAIN QUALIFIED PERSONNEL, OUR BUSINESS WILL BE HARMED; LACK OF MANAGEMENT DEPTH MAY KEEP US FROM EXECUTING OUR BUSINESS PLAN

         Our future success depends substantially on the continued efforts of our senior management team, which includes our founders, Lawrence S. Hartman and Adam Zoblotsky. Messrs. Hartman and Zoblotsky are the sole individuals managing our operations. We have not hired management personnel to perform their functions in the event they are unable to carry them out on their own. Neither Mr. Hartman nor Mr. Zoblotsky are employed by us pursuant to the terms of an employment contract and are free to work for our competitors at any time. The loss of the services of either of these key employees could have a material and detrimental effect on our business and may keep us from executing our business plan. In addition, we do not carry key-person life insurance policies on these individuals. We do not intend to purchase such insurance in the future.


         We will need a skilled and dedicated marketing and sales staff as well as additional technical web site developers within the next six to twelve months. The competition for the services of these individuals is intense. We cannot know if we will be successful in attracting and retaining additional skilled personnel as needed. Failure to do so could negatively impact our business.


IF WE ARE UNABLE TO MANAGE OUR DEVELOPMENT, OUR BUSINESS WILL Suffer


         We are currently experiencing a period of development and expansion which has placed, and will continue to place, a significant strain on our management, customer service and support operations, sales and administrative personnel and other resources. In order to serve the needs of our existing and future customers, we intend to increase our workforce, which requires us to attract, train, motivate and manage qualified employees. The current tight labor market has made it difficult for us to hire and retain quality personnel. Our ability to manage our planned growth requires us to continue to expand our operating, management, information and financial systems, all of which may significantly increase our operating expenses. If we fail to achieve our growth as planned or are unsuccessful in managing our anticipated growth, it will negatively impact our business operations and our ability to effect our business plan. In addition, any materially adverse change regarding our reputation and good will, could have a negative effect on our ability to attract marketable talent for our live events and Internet ventures and cause a significant decrease in our revenues.


OUR OBLIGATION TO INDEMNIFY OFFICERS AND DIRECTORS MAY CAUSE SIGNIFICANT OPERATIONAL EXPENSES


         Our Articles of Incorporation and Bylaws provide for the indemnification of our officers and directors. It is possible that we may be required to pay judgments, fines, legal fees and expenses incurred by our officers or directors in connection with their corporate activities, provided that such officers and directors acted in good faith.

CONTROL BY PRINCIPAL STOCKHOLDERS, OFFICERS AND DIRECTORS COULD Limit the Ability of Other Stockholders TO GOVERN OUR AFFAIRS


         Our directors and officers currently own 45,360,000 or approximately 80.1% of our common shares, giving them voting control of our shares. Since our shares do not have cumulative voting rights, current management will be able to continue to determine and direct our affairs and policies. The votes of other shareholders would have no effect and minority shareholders would not have the ability replace ineffective management. As a result, management will effectively control virtually all matters requiring approval by our stockholders, including:


         amendments to our Articles of Incorporation;
         the approval of mergers or similar transactions; and the election of directors.

         This voting control could have the effect of delaying or preventing a change in control of our management or other take-over attempt and could enable the controlling shareholders to extract a premium value for their shares in the event of a merger or acquisition.

UNCERTAINTY REGARDING EXPANSION OF OUR BUSINESS MAY HAVE A NEGATIVE EFFECT ON OUR OPERATIONS AND MAY DILUTE THE OWNERSHIP INTEREST OF OUR SHAREHOLDERS


         Our capital requirements will depend on how aggressive we are in expanding our business and how effective we are in managing our costs of operations. One of our business strategies is to pursue acquisition opportunities that complement our existing products and services, or are compatible with our business philosophy and strategic goals. Future acquisitions may be financed by internally generated funds, bank loans, public offerings and/or private placements of our securities. We may not be able to make acquisitions on terms favorable to us. Funds needed to finance an acquisition may not be available or permitted under the terms of any loans that we may have in place at that time. If we complete acquisitions, we may encounter various associated risks, including the inability to integrate an acquired business into our operations, increased goodwill amortization, and diversion of management's attention from its core operations, some or all of which could have a negative effect on our balance sheet and operations. If additional shares of our securities are issued in connection with future acquisitions, the percentage ownership of our current shareholders will be reduced and such equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock.

                       RISKS ASSOCIATED WITH THIS OFFERING

CURRENT PROSPECTUS AND STATE BLUE SKY REGISTRATION REQUIREMENTS MAY AFFECT THE TRANSFERABILITY OF OUR SHARES.


         The purchasers of any securities that we are registering will be able to resell such securities in the public market only if the securities are qualified for sale or exempt from qualification under applicable state securities laws of the jurisdictions in which the proposed purchasers reside. We will seek to qualify the sale of the securities that we are registering in New York, Florida and Nevada. Although we intend to qualify the securities that we are registering for sale in the foregoing states, we may not be able to do so. The securities may be deprived of any value and the market for the securities may be limited if the securities are not qualified or exempt from qualification in the jurisdictions in which any prospective purchaser of the securities then resides. We intend to list our company with a nationally recognized securities manual such as Moody's Industrial Manual or Standard and Poors Standard Corporation Descriptions, or the like. Purchasers who wish to resell their shares may only do so in those jurisdictions that recognize such a standard manual exemption or if the sale of their securities is otherwise exempt from registration in the jurisdiction in which they reside.

THE LACK OF A PUBLIC MARKET FOR OUR SHARES AND LIMITED LIQUIDITY OF OUR SHARES IF SUCH A MARKET DEVELOPS COULD ADVERSELY AFFECT OUR SHAREHOLDERS


         At the present time there is no public trading market for our shares and such a trading market may never develop or be sustained in the future. Our shares are not traded on any exchange and may never be listed on any exchange. As a result, holders of our common stock may face difficulty in the event that they wish to liquidate their investment. You must be prepared to bear the economic risk of your investment for an indefinite period of time and should consider your investment in our shares as highly illiquid. Even assuming that we are successful in listing our shares for trading in the National Quotation Bureau "Pink Sheets" or on the Over- the-counter Bulletin Board ("OTCBB"), securities of companies traded on the OTCBB and Pink Sheets are generally more difficult to dispose of and to obtain accurate quotations as to price than securities of companies that are traded on the NASDAQ National Market, the NASDAQ SmallCap Market or the major stock exchanges. The shares may be transferred in the states in which the securities have been registered. We intend to register the shares in New York, Florida and Nevada. They may not be sold in any other state unless they are subsequently registered in that state.

PENNY STOCK REGULATIONS MAY HAVE A NEGATIVE EFFECT ON THE VALUE OF YOUR INVESTMENT IN OUR COMPANY.

         The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks and their associated risks. It is likely that our shares will be regulated as a penny stock and will be subject to the additional disclosure requirements imposed by this law.

          The impact of the regulations applicable to penny stocks on our securities is a reduction in the market liquidity of our securities that is caused by limiting the ability of broker/dealers to trade our securities and the ability of purchasers of our securities to sell their securities in the secondary market. Due to the inherent riskiness of penny stocks in general and the possibility that the broker will be embroiled in litigation, some brokers prohibit the trading of penny stocks in their customers, accounts. Others will insist that trades be made on an unsolicited business, require full payment for a purchase order prior to entry of the order, require the manual entry of orders or otherwise make the transaction more difficult to execute. The low price of common stock also has a negative effect on the amount and percentage of transaction costs paid by individual shareholders and our potential ability to raise additional capital by issuing additional shares. The primary reasons for these effects include the internal policies of institutional investors that prohibit the purchase of low-priced stocks, the fact that many brokerage houses do not permit low-priced stocks to be used as collateral for margin accounts or to be purchased on margin and brokerage house policies and practices that tend to discourage individual brokers from dealing in low-priced stocks. In addition, since broker's commissions on low-priced stocks represent a higher percentage of the stock price than commissions on higher priced stocks, a low share price of common stock results in individual shareholders paying transaction costs that are a higher percentage of their total share value than would be the case if the share price was substantially higher. High transaction costs can erode an investor's return on investment.


OUR FAILURE TO PAY DIVIDENDS COULD NEGATIVELY AFFECT OUR SHAREHOLDERS

         Investors seeking a regular cash return on their investment should know that we have never paid dividends to our shareholders and do not anticipate paying dividends to our shareholders in the foreseeable future. If our operations become profitable, it is anticipated that earnings will be reinvested in our operations to fund our growth.

THE ARBITRARY OFFERING PRICE THAT WE HAVE DETERMINED FOR THIS OFFERING MAY BE GREATER THAN THE VALUE OF OUR STOCK AS DETERMINED BY THE MARKETPLACE

         The price at which our shares are being offered to the public has been arbitrarily determined by us and bears no relationship to our assets, book value, operations, net worth or to any other recognized criteria of value. In arbitrarily determining the offering price, we have taken into consideration such matters as our current financial resources, our assets, our cash requirements for a one-year period, and the general conditions of the securities markets. Since the offering price has been arbitrarily determined, market forces may ascribe a higher or lower valuation for our shares, taking into account our assets, book value, operations and net worth or any other recognized criteria of value and the laws of supply and demand in general.

SHARES ELIGIBLE FOR FUTURE SALE MAY ADVERSELY AFFECT OUR SHAREHOLDERS

         Future sales of substantial amounts of common stock in the public market could adversely affect market prices of our common stock. Upon the issuance of the maximum number of shares that we register, there will be approximately 59,676,900 of our shares issued and outstanding. Of these shares 55,586,200 will be deemed "restricted securities" under Rule 144, and may not be resold unless they are registered under the Securities Act or unless an exemption from registration, such as the exemption provided under Rule 144, is available. While all or a portion of these shares may be sold pursuant to Rule 144 in the future, no prediction can be made as to the effect, if any, that future sales, or the availability of 144 stock for future sales, will have on the market price of our stock from time to time. Sales of substantial amounts of 144 stock by stockholders who hold restricted securities, or the perception that such sales may occur, could adversely affect market prices for our stock.

INVESTORS WILL INCUR IMMEDIATE DILUTION


         Assuming we issue all of the 3,053,100 shares that we are registering pursuant to this prospectus at an offering price of $1.00 per share, purchasers of the shares will suffer dilution of $0.95 per share between the net tangible book value of the share and the $1.00 per share public offering price for the shares. Assuming we sell only 500,000 shares that we are registering pursuant to this prospectus at an offering price of $1.00 per share, purchasers of the shares will suffer dilution of approximately $.99 per share between the net tangible book value of the shares and the $1.00 per share public offering price for the shares. Assuming we issue all of the 3,053,100 shares registered pursuant to this prospectus at a public offering price of $1.00 per share, our present shareholders shall have paid $1,219,571 for 94.9% of our outstanding shares. If we issue only 500,000 shares at a public offering price of $1.00 per share, our present shareholders shall have paid $1,219,571 for 99.1% of our outstanding shares. In either instance, a disproportionate share of the financial risks associated with our business will be incurred by those investors who purchase shares pursuant to this offering.


ISSUANCE OF FUTURE SHARES MAY DILUTE PRESENT INVESTORS' PER SHARE VALUE


         Our amended Certificate of Incorporation authorizes the issuance of 60,000,000 shares of our common stock. As of March 31, 2001, there were 56,623,800 shares of our common stock issued and outstanding. The authority of our Board to issue such stock without shareholder consent may have a depressive effect on the market price of our securities should such a market ever develop.


OUR ACTUAL RESULTS OF OPERATIONS MAY DIFFER MATERIALLY FROM THE FORWARD LOOKING STATEMENTS THAT ARE CONTAINED IN THIS PROSPECTUS

         Some information contained in this document contains forward-looking statements. The forward- looking statements in this document are based upon current expectations that involve a number of risks and uncertainties and are based upon assumptions that we will continue to produce successful film and music events as well as design, market and provide successful new services through our web site, that competitive conditions will not change materially, that demand for our services will continue to grow, that we will retain and add qualified personnel, and that there will be no materially adverse change in our business. In light of the significant uncertainties inherent in the forward-looking information included in this document, actual results could differ materially from the forward-looking information.

                                 USE OF PROCEEDS

          We will not receive any proceeds from the sale of the securities by our selling security holders. Assuming the sale of all 3,053,100 shares that we are offering, the net proceeds that we realize from this offering will be approximately $3,005,100, after deducting the expenses of this offering. Assuming the sale of all 3,053,100 shares that we are offering, it is our present intention to use the net proceeds of this offering for the following purposes:

                                                         Amount                 Percent of Net Proceeds
Development of AngelCiti.com
    Production Capability                            $   568,000                          18.9%
Internet Webcasting Fees                             $   487,000                          16.2%
Development of AngelCiti Productions                 $   742,000                          24.7%
Expansion of AngelCiti Film and
   Music Market                                      $   242,000                          08.1%
Office Space Expansion                               $   161,000                          05.4%
Technology and Equipment Upgrades                    $   210,000                          07.0%
Legal and Accounting Fees                            $   130,000                          04.3%
General Working Capital                              $   465,100                          15.4%
                                                     -----------                        -------
TOTAL                                                $ 3,005,100                         100.0%



         In the event that we cannot sell all 3,053,100 shares that we are offering and can only sell 500,000 shares, we will have raised net proceeds of $452,100, which we would apply as follows:

                                                         Amount                 Percent of Net Proceeds
Development of AngelCiti.com
    Production Capability                            $     90,420                         20.0%
Internet Webcasting Fees                             $     77,180                         17.1%
Development of AngelCiti Productions                 $    117,820                         26.1%
Expansion of AngelCiti Film and
   Music Market                                      $     38,360                         08.5%
Office Space Expansion                               $     25,580                         05.7%
Technology and Equipment Upgrades                    $     33,340                         07.4%
Legal and Accounting Fees                            $     30,000                         06.6%
General Working Capital                              $     39,400                          8.6%
                                                     ------------                       --------
TOTAL                                                $    452,100                        100.0%

         In the event that we cannot sell all 3,053,100 shares that we are offering and can only sell 1,500,000 shares, we will have raised net proceeds of $1,452,100, which we would apply as follows:




                                                         Amount                 Percent of Net Proceeds
Development of AngelCiti.com
    Production Capability                            $   271,260                          18.7%
Internet Webcasting Fees                             $   231,530                          15.9%
Development of AngelCiti Productions                 $   353,460                          24.3%
Expansion of AngelCiti Film and
   Music Market                                      $   115,080                          07.9%
Office Space Expansion                               $    76,720                          05.3%
Technology and Equipment Upgrades                    $   100,010                          06.9%
Legal and Accounting Fees                            $    75,000                          05.2%
General Working Capital                              $   229,040                          15.8%
                                                     ------------                       -------
TOTAL                                                $ 1,452,100                        100.0%



                         DETERMINATION OF OFFERING PRICE


         The shares that we are registering on our own behalf and on the behalf of our selling security holders will be offered at a price of $1.00 per share. This price has been arbitrarily determined by us and is not an indication of, and is not based upon, the actual value of our business. The offering price bears no relationship to our book value, assets or earnings, or any other recognized criteria of value, and should not be regarded as an indicator of the future market price of our shares.



                                    DILUTION

         The net tangible book value of our shares as of March 31, 2001 was $70,733 or $Nil per share. Assuming the sale of all 3,053,100 shares that we are selling at an offering price of $1.00 per share, the pro forma net tangible book value per share as of March 31, 2001 would have been $3,075,833 or approximately $0.05 per share. There will be an immediate and substantial dilution to the investment made by purchasers in this offering of $0.95 per share, as illustrated by the following table:

         Public Offering Price Per Share........................................        $1.00

                  Net tangible book value per share before the offering                 $ Nil

                  Increase per Share attributable to our sale

                  of the shares that we are offering ...........................        $1.00


         Pro forma net tangible book value per share after this
         offering ..............................................................        $0.05
                                                                                        =====
         Dilution per Share to investors in this offering ......................        $0.95

         If we sell fewer than the 3,053,100 shares that we are offering on our own behalf, the dilution suffered by investors in this offering will be more pronounced. If we are able to sell only 500,000 of these shares, purchasers would suffer immediate dilution of approximately $0.99 per share, as illustrated by the following table:

         Public Offering Price Per Share........................................        $1.00

                  Net tangible book value per share before the offering                 $ Nil

                  Increase per Share attributable to our sale

                  of the shares that we are offering ...........................        $1.00

         Pro forma net tangible book value per share after this
         offering ..............................................................        $0.01
                                                                                        =====
         Dilution per Share to investors in this offering ......................        $0.99



         If we are able to sell 1,500,000 of these shares, purchasers would suffer immediate dilution of approximately $0.97 per share, as illustrated by the following table:

         Public Offering Price Per Share........................................        $1.00

                  Net tangible book value per share before the offering                 $ Nil

                  Increase per Share attributable to our sale

                  of the shares that we are offering ...........................        $1.00

         Pro forma net tangible book value per share after this
         offering ..............................................................         $0.03
                                                                                        =====
         Dilution per Share to investors in this offering ......................        $0.97


         The following table summarizes, upon the sale of all 3,053,100 shares to be sold by us at an offering price of $1.00 per Share, the number of shares held by present shareholders and purchasers pursuant to this offering, the number of shares purchased as a percentage of our total outstanding shares, the aggregate consideration for such shares, the aggregate consideration as a percentage of the total consideration and the average consideration per share for such shares:


                                    Percentage
                  Number            of Total Shares to                          Percentage       Average
                  of Shares         Outstanding Shares     Aggregate            of Total         Consideration
                  to be held        After This Offering     Consideration       Consideration    Per Share
                  ------------      --------------------    -------------       -------------    -------------
Present
Shareholders      56,623,800              94.9%               $1,219,571              28.5%      $ 0.02

Purchasers
in this
Offering           3,053,100              05.1%               $3,053,100              71.5%      $ 1.00

TOTAL             59,676,900             100.0%               $4,272,671             100.0%      $ 0.07



         The following table summarizes, upon the sale of only 500,000 shares to be sold by us at an offering price of $1.00 per Share, the number of shares held by present shareholders and purchasers pursuant to this offering, the number of shares purchased as a percentage of our total outstanding shares, the aggregate consideration for such shares, the aggregate consideration as a percentage of the total consideration and the average consideration per share for such shares:

                                    Percentage
                  Number            of Total Shares to                          Percentage       Average
                  of Shares         Outstanding Shares     Aggregate            of Total         Consideration
                  to be held        After This Offering     Consideration       Consideration    Per Share
                  ------------      --------------------    -------------       -------------    -------------
Present
Shareholders      56,623,800              99.1%               $1,219,571              70.9%      $ 0.02

Purchasers
in this
Offering             500,000              00.9%               $  500,000              29.1%      $ 1.00

TOTAL             57,123,800             100.0%               $1,719,571             100.0%      $ 0.03



         The following table summarizes, upon the sale of only 1,500,000 shares to be sold by us at an offering price of $1.00 per Share, the number of shares held by present shareholders and purchasers pursuant to this offering, the number of shares purchased as a percentage of our total outstanding shares, the aggregate consideration for such shares, the aggregate consideration as a percentage of the total consideration and the average consideration per share for such shares:


                                    Percentage
                  Number            of Total Shares to                          Percentage       Average
                  of Shares         Outstanding Shares     Aggregate            of Total         Consideration
                  to be held        After This Offering     Consideration       Consideration    Per Share
                  ------------      --------------------    -------------       -------------    -------------

Present
Shareholders      56,623,800              97.4%               $1,219,571              44.8%      $ 0.02

Purchasers
in this
Offering           1,500,000              02.6%               $1,500,000              55.2%      $ 1.00

TOTAL             58,123,800             100.0%               $2,719,571             100.0%      $ 0.05



                            SELLING SECURITY HOLDERS


         Once registered, the shares may be sold by their respective holders, subject to limitations imposed upon our affiliates. Selling security holders consist of two of our directors (Messrs. Ceragno and Fox), employees and consultants, as well as investors who purchased our shares in a private offering. Combined, such shareholders own a total of 11,823,800 shares, 4,446,900 of which are to be registered pursuant to this registration statement. These shares are being offered at a price of $1.00 per share. However, any or all of the securities being registered on behalf of said shareholders may be retained by any of our selling security holders, to the extent that they cannot be sold before this offering is terminated, and therefore no accurate forecast can be made as to the number of securities that will be held by our selling security holders upon termination of this offering. The aggregate proceeds to our selling security holders from the sale of their respective holdings will be the sales prices at which their securities are sold, less any commissions paid. To our best knowledge, no underwriting arrangements have been entered into by our selling security holders.

         Our securities are not currently listed on the OTC Bulletin Board and they may never be included on the OTC Bulletin Board. Our selling security holders' shares may be sold by our selling security holders in transactions on the Over-The-Counter Bulletin Board, should they become so listed and a market develop, at a price of $1.00 per share. Our selling security holders may elect to engage a broker or dealer to effect sales in one or more of the following transactions: (a) block trades in which the broker or dealer so engaged will attempt to sell our selling security holder's shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; and (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers. In effecting sales, brokers and dealers engaged by our selling security holders may receive commissions or discounts from our selling security holders in amounts to be negotiated (and, if such broker-dealer acts as agent for the purchaser of selling security holders' shares, from such purchaser). Broker-dealers may agree with our selling security holders to sell a specified number of the selling security holder's shares at the $1.00 per share offering price, and to the extent that such broker-dealer is unable to do so, acting as agent for our selling security holder to purchase as principal any unsold shares at the price required to fulfill the broker-dealer commitment to our selling security holder. Broker-dealers who acquire selling security holders' shares as principal may thereafter resell such selling security holders' shares from time to time in transactions (which may involve crosses and block transactions and sales to and through other broker-dealers, including transactions of the nature described above) in the over-the-counter market, or otherwise at prices and on terms then prevailing at the time of sale, at prices then related to the then-current market price or in negotiated transactions and, in connection with such resales, may pay to or receive from the purchasers of such shares commissions as described above.

         Our selling security holders and any broker-dealers or agents that participate with our selling security holders in the sale of their shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales. In such event, any com- missions received by such broker-dealers or agents and any profit on the resale of such shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.


         Our selling security holders have been advised that during the time they are engaged in "distribution" (as defined under Regulation M under the Securities Exchange Act of 1934, as amended) of the securities covered by this prospectus, they must comply with Regulation M under such act, and must not engage in any stabilization activity in connection with our securities or bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities other than as permitted under the Securities Exchange Act of 1934, as amended. Any selling security holders who are our "affiliated purchasers", as defined under Regulation M, have been further advised that they and their affiliates must coordinate their sales under this prospectus and otherwise with us and any other of our "affiliated purchasers" for purposes of Regulation M. Our selling security holders must also furnish each broker through which selling security holders' shares are sold copies of this prospectus.


         The following table describes the number of our shares owned as of March 31, 2001 by those owners of our shares who are selling shareholders. We believe that the selling security holders listed in the table below have sole voting and investment powers with respect to the securities indicated. We will not receive any proceeds from the sale of securities by Selling Security Holders.


                                                Number of          Number of          Number of            Percentage of
                                              Shares Owned        Shares to be       Shares Owned          Shares Owned
     Name               Relationship(1)      Before Offering      Registered(2)     After Offering(3)     After Offering(4)
-------------------------------------------------------------------------------------------------------------------------
Edward G. Brown            Investor             80,000 shares      40,000  shares      40,000 shares            0.067%
Dewayne Barron             Consultant          480,000 shares     120,000  shares     360,000 shares            0.603%
Jason Bruzick              Consultant           80,000 shares      20,000  shares      60,000 shares             0.101%
Carl R. Ceragno            Director            240,000 shares      60,000  shares     180,000 shares             0.302%
Cornelius Considene        Investor             80,000 shares      40,000  shares      40,000 shares             0.067%
Adam Epstein               Consultant          800,000 shares     200,000  shares     600,000 shares             1.005%
Eugene Fox                 Investor             40,000 shares      20,000  shares      20,000 shares             0.034%
Lawrence H. Fox            Director            320,000 shares      80,000  shares     240,000 shares             0.402%
Mark Fox                   Investor            120,000 shares      60,000  shares      60,000 shares             0.101%




Aaron Geller               Investor             40,000 shares      20,000  shares      20,000 shares           0.034%
Payem Golespany            Investor             29,400 shares      14,700  shares      14,700 shares           0.025%
Barbara Horenstein         Investor             16,000 shares       8,000  shares       8,000 shares           0.013%
Kailuamana Corp.           Consultant        2,000,000 shares     500,000  shares   1,500,000 shares           2.513%
Jacqui Knapp               Employee             60,000 shares      15,000  shares      45,000 shares           0.075%
Houston Ma                 Investor            112,000 shares      56,000  shares      56,000 shares           0.094%
Arnie Malenenko            Investor          2,800,000 shares   1,400,000  shares   1,400,000 shares           2.345%
MAP Family Trust           Investor            200,000 shares     100,000  shares     100,000 shares           0.168%
Tahnee Mckellar            Consultant           40,000 shares      20,000  shares      20,000 shares           0.034%
Lee Nailon                 Investor             80,000 shares      40,000  shares      40,000 shares           0.067%
Almajean O'Connor          Investor             80,000 shares      40,000  shares      40,000 shares           0.067%
Joe Penner                 Investor            162,400 shares      81,200  shares      81,200 shares           0.136%
Glenn Preslier             Investor             80,000 shares      40,000  shares      40,000 shares           0.067%
Sherry Rosenblum           Consultant          820,000 shares     205,000  shares     615,000 shares           1.030%
Stacey Rosenblum           Consultant          760,000 shares     190,000  shares     570,000 shares           0.955%
Cary Waldman               Investor              4,000 shares       2,000  shares       2,000 shares           0.003%
Wye & Whalsay              Investor          2,000,000 shares   1,000,000  shares   1,000,000 shares           1.675%
Andrew Farber              Consultant          150,000 shares      37,500  shares     112,500 shares           0.189%
Jeffrey Klein              Consultant          150,000 shares      37,500  shares     112,500 shares           0.189%

                                     ---------------------------------------------------------

(1) Any material relationship which the Selling Security Holder has had within the past three years with us or any of its predecessors and/or affiliates.
(2) Reflects an 8:1 forward stock split effective for shareholders of record as of November 10, 2000.
(3) Assumes all registered shares are sold
(4) Assumes all of the 3,053,100 shares are sold by us.


                              PLAN OF DISTRIBUTION


         The 4,446,900 shares registered on behalf of our selling security holders shall be offered for sale at a price of $1.00 per share. At the present time there is no public trading market for our shares and such a trading market may never develop or be sustained in the future. However, our selling security holders' shares may be sold by our selling security holders in transactions on the Over-The-Counter Bulletin Board, should they become so listed and such a market for our shares develop. To our best knowledge, no underwriting arrangements have been entered into by our selling security holders. We will seek to qualify the sale of the securities that we are registering in New York, Florida and Nevada. Selling shareholders will not be able to sell their securities in any other states, unless their shares are registered in those states or an exemption from registration exists. Although we intend to qualify the securities that we are registering for sale in the foregoing states, we cannot be certain that such qualifications will occur. Our securities must be registered or qualified for sale in these States before they may be resold by selling shareholders in these states.

           The 3,053,100 shares registered on our own behalf shall be offered for sale promptly after the effectiveness of this offering at a price of $1.00 per share.

We have not entered into any underwriting agreement or arrangement and have no current intention to do so. These shares will be sold by our employees, on a "best efforts basis" without any escrow provisions and without the use of an underwriter or sales agent. Such sales will be made in compliance with the self-offering exemption found in Securities Exchange Act Rule 3(a)4-1. No minimum number of shares must be sold before we can utilize any of the proceeds raised from this offering and no proceeds raised will be placed in escrow. This offering will terminate in one hundred eighty (180) days unless we extend it for an additional ninety (90) day period, which we may do at our discretion.

         We are not registering any shares that were acquired from our selling security holders by pledge, gift, transfer, purchase or otherwise. However, our selling security holders may pledge all or a portion of the securities owned as collateral in loan transactions, and the securities may be transferred pursuant to the terms of such pledges or loan transactions upon default. While the shares acquired upon default are not being registered, they may still be transferable, subject to the terms and conditions of Rule 144.


         Because selling shareholders may be deemed to be "underwriters" within the meaning of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of such act and related rules and they may be subject to statutory liability under the Securities Act, including, but not limited to, Sections 11,12, and 17 of the Securities Act as well as Section 10(b) of the Securities Exchange Act and Rule 10(b)-5 imposed as permitted by the Securities Exchange Act.


         In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus. Brokers may act as dealers by purchasing any or all of the securities either as agents for others or as principals for their own accounts and reselling such shares pursuant to this prospectus. Such brokers will receive compensation from our selling security holders in the form of commissions or discounts and may receive compensation from purchasers of the securities for whom they may act as agent or to whom they may sell as principal in the form of commissions or discounts.

         There can be no assurances that our selling security holders will sell any or all of their respective shares. In many states, the shares may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with. Under applicable rules and regulations of the Securities Exchange Act of 1934, as amended, any person engaged in a distribution of the securities may not simultaneously engage in market-making activities with respect to such securities for a period of one or five business days prior to the commencement of such distribution.



         All of the factors listed above may affect the marketability of the securities. Pursuant to the various agreements we have with our selling shareholders, we will pay all the fees and expenses incident to the registration of the securities (other than the selling security holders' pro rata share of underwriting discounts and commissions, if any, which is to be paid by the selling security holders). If a selling security holder notifies us that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker, dealer or underwriter, we will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act. In addition, to the extent required, we will amend or supplement this prospectus to disclose other material arrangements regarding the plan of distribution.

                                LEGAL PROCEEDINGS


         There are no pending or threatened legal or governmental claims, actions or proceedings against or relating to us which could, individually or in the aggregate, have a materially adverse effect on our business.


          DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS


         The following table sets forth the ages and positions held by our executive officers, directors and control persons:


NAME                                AGE              POSITIONS HELD
-------------------------------------------------------------------------------------------------------
Larry S. Hartman(1)                  35              Director and Chief Executive Officer and Secretary
Adam Zoblotsky(1)                    28              Director, President, Treasurer and Chief Financial Officer
Carl R. Ceragno(1)                   55              Director
Lawrence H. Fox(1)                   36              Director

(1) The directors named above will serve until the next annual meeting of our shareholders to be held within six months of the close of our fiscal year or until their successors shall have been elected and accepted their positions. Directors are elected for one-year terms.

         Lawrence S. Hartman. Lawrence S. Hartman has served as our Chief Executive Officer, Chairman of the Board of Directors and Secretary since May 14, 1999. Mr. Hartman's daily activities include supervising corporate sponsorship, meeting and speaking with potential business partners, investors and sponsors, working with our legal counsel, accountants, and auditors, and general corporate administration. Since May of 1999, Mr. Hartman has served as a director and Vice President-Corporate Counsel of the Communications Research, Inc., a New Jersey based systems integration and video conferencing design company ("CRI"). Mr. Hartman does not devote his full time efforts to the affairs of CRI. Rather, he provides his time to CRI on an "as needed" basis, which has historically represented approximately 5% of his time. From May of 1998 to June of 1999, Mr. Hartman had served as a senior manager, investment banking, for the Olwen Federal Bank, where his responsibilities were devoted towards real estate asset management. From January 1996 to May of 1998, Mr. Hartman served as Vice President, secretary and general counsel with Tarragon Realty Advisors, a real estate investment trust. From January of 1994 until January of 1996, Mr. Hartman was employed as an associate attorney with the law firm of Cedarwood Brothers, where his area of practice was limited to real estate and corporate law.

         Mr. Hartman earned a Bachelor of Arts degree from Albany University in May of 1987. He earned his Juri Doctor degree from Columbia Law School in May of 1990. Mr. Hartman is currently licensed to practice law in the State of New York.

         Adam Zoblotsky. Adam Zoblotsky has served as our President, Treasurer, Chief Financial Officer and as a Director since May 14, 1999. His day to day activities include communication with independent artists, securing venues for our events, supervision of the sales and website staff and general corporate administration. From May 1996 through May 1999, Mr. Zoblotsky had served as festival director of the New York International Independent Film Festival. From January 1994 through May 1996, Mr. Zoblotsky served as creative director in the New York City office of Buffalo Jeans, a Canadian clothing manufacturer.

         Mr. Zoblotsky received a Bachelor of Arts degree from the Fashion Institute of Technology in May of 1993.

         Carl R. Ceragno. Mr. Ceragno has served as our director since July 30, 1999. He has been president and chief executive officer of CRI since 1989. His responsibilities include system design engineering, project management, sales and technical proposal preparation. From May 1997 through May 1999, Mr. Ceragno also served as president of Visual Telephone International, Inc., a publicly traded company that had been the parent company of CRI. From July 1969 through June of 1992, Mr. Ceragno served as a studio engineer, project engineer, chief engineer, and ultimately vice president of engineering for Tele-Measurements, Inc., an A/V systems integration business located in Clifton, New Jersey.

         Mr. Ceragno received a bachelor of sciences degree in May of 1969 from Emerson College, Boston, MA. At graduation, he was honored by receiving the departmental award for excellence and service to the Emerson College broadcasting department.

         Mr. Ceragno has given numerous network design and video conferencing lectures, has taught technical classes at Emerson College and has authored numerous lectures regarding telecommunications technology and integration.


         Lawrence H. Fox. Lawrence H. Fox has served as our director since July 30, 1999. Mr. Fox has served of counsel to the law firm of Mister, Silage & Fein since August 1, 1999. His practice is currently concentrated in the areas of corporate and securities law. From September 1990 to May 1999, Mr. Fox was an associate attorney with the law firm of Rogers & Wells in their New York City office, where he practiced corporate and securities law. Since September 1994, Mr. Fox has served as an NBA player's agent.


         Mr. Fox earned a Juris Doctor Degree from the Boston University Law School in May 1990. He is currently licensed to practice law in the State of New York. He earned a Bachelor of Arts degree from the State University of New York at Albany in May 1987.


         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth the ownership, as of March 31, 2001, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our officers and di- rectors, and all of our executive officers and our directors as a group. All persons named have sole voting and in-vestment power with respect to such shares, subject to community property laws, and except as otherwise noted.


                                                                                      PERCENTAGE OF TOTAL SHARES
TITLE OF                                                     NO. OF            Before Issuance of      After Issuance of
CLASS                    NAME & ADDRESS                      SHARES            3,053,100 Shares        3,053,100 Shares
------------------------------------------------------------------------------------------------------------------------
Common stock             Lawrence S. Hartman               22,400,000             39.56%                       37.54%
                         1680 N. Vine St., #904
                         Hollywood, CA 90028

Common stock             Adam Zoblotsky                    22,400,000             39.56%                       37.54%
                         1680 N. Vine St., #904
                         Hollywood, CA 90028

Common stock             Carl R. Ceragno                      240,000              0.42%                        0.40%
                         69 Wesley Street
                         S. Hackensack, NJ 07665

Common stock             Lawrence H. Fox                      320,000              0.57%                        0.54%
                         708 Third Ave.
                         New York, NY 10017
------------------------------------------------------------------------------------------------------------------------
All Officers and Directors as a Group
(4 Individuals)                                            45,360,000             80.11%                       76.01%


Changes in Control.

There are currently no arrangements which would result in a change in control of our management.


                            DESCRIPTION OF SECURITIES

          The following description is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation and Bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

COMMON STOCK.


General. We are authorized to issue up to 60,000,000 shares of common stock which have a par value of $ 0.01 per share. As of March 31, 2001, there were 56,623,800 shares issued and outstanding. All shares of common stock outstanding are validly issued, fully paid and non-assessable.


Voting Rights. Each share of common stock entitles the holder to one vote, either in person or by proxy, at meetings of shareholders. The holders of our shares are not permitted to vote their shares cumulatively. The vote of the holders of a majority of the issued and outstanding shares of common stock entitled to vote is sufficient to authorize, affirm, ratify or consent to such act or action, except as otherwise provided by law.

Dividend Policy. All of our common shares are entitled to participate ratably in dividends when and as declared by our Board of Directors out of legally available funds. Dividends may be paid in cash, property or additional shares of common stock. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business, and that no dividends on the shares of common stock will be declared in the foreseeable future. Payment of future dividends will be subject to the discretion of our Board of Directors and will depend upon, among other things, our future earnings, operating and financial condition, our capital requirements, general business conditions and other pertinent facts and may never be made in the future.

Miscellaneous Rights and Provisions. Holders of common stock have no preemptive or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of our dissolution, whether voluntary or involuntary, each share is entitled to share ratably in any assets available for distribution to holders of our equity after satisfaction of all liabilities.


         Under Nevada law, stockholders may take corporate actions without the holding of a meeting by a written consent or consents signed by the holders of a majority of our outstanding voting shares. Prompt notice of the taking of any action without a meeting by less than unanimous consent of the stockholders will be given to those stockholders who do not consent in writing to the action. The purposes of this provision are to facilitate action by stockholders and to reduce corporate expense associated with annual or special meetings of the shareholders. If shareholder action is taken by written consent, we will be required to send each shareholder entitled to vote on the applicable matter, but whose consent was not solicited, an information statement containing information about the action taken.


Shares Eligible For Future Sale. Upon the effectiveness of the registration statement of which this prospectus is a part, we will have outstanding approximately 56,623,800 of our shares of common stock. The 7,500,000 shares registered pursuant to this offering will be freely tradable without restrictions under the Securities Act, except for any shares held by our "affiliates", which will be subject to the resale limitations of Rule 144 under the Securities Act.


         A significant portion of the shares of our common stock currently outstanding are "restricted securities" within the meaning of Rule 144 imposed under the Securities Act, and may not be sold except in compliance with the registration requirements of the Securities Act or an applicable exemption under the Securities Act, including an exemption pursuant to Rule 144.


         In general, under Rule 144 as currently in effect, any of our affiliates and any person (or persons whose sales are aggregated) who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of 1% of the then outstanding shares of our common stock or the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for two years may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

         Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

Transfer Agent. Fidelity Transfer Company has been appointed the transfer agent of our common stock.

                                     EXPERTS


           Our Financial Statements for the periods from May 14, 1999 (inception) to December 31, 2000 have been included in this prospectus in reliance upon the report appearing elsewhere in this registration statement, of Hein + Associates LLP, independent certified public accountants, and upon the authority of said independent Certified Public Accountants as experts in accounting and auditing.

         Andrew Farber and Jeffrey Klein, partners in the firm of Farber and Klein, have each been issued 150,000 shares of our common stock of which 37,500 of their respective shares are included as a part of this registration statement. Messrs. Farber and Klein have provided legal services in connection with this offering and have rendered the legal opinion as to the validity of shares being registered on this registration statement.




     DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT
                                   LIABILITIES

         Section 78.7502, Nevada Revised Statutes, provides that Nevada corporations may limit, through indemnification, the personal liability of their directors or officers in actions, claims or proceedings brought against such person by reason of that person's current or former status as an officer or director of the corporation. Indemnification of directors or officers is available if the person acted in good faith and in a manner the person reasonably believed was, at least, not opposed to the best interests of the corporation. In the event of a criminal action or proceeding, indemnification is not available if the person had reasonable cause to believe their action was unlawful.

         Further, in an action brought by the corporation or in the right of the corporation, if the person, after exhaustion of all appeals, is found to be liable to the corporation, or if the person makes payment to the corporation in settlement of the action, indemnification is available only to the extent a court of competent jurisdiction determines the person is fairly and reasonably entitled to indemnification. Such discretionary indemnification is available only as authorized on a case-by-case basis by: (1) the stockholders; (2) a majority of a quorum of the Board of Directors consisting of members of the Board who were not parties to the action, suit or proceeding; (3) if a majority of a quorum of the Board of Directors consisting of members of the board who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum of the Board of Directors consisting of members of the Board who were not parties to the action cannot be obtained, by independent legal counsel in a written opinion.

         To the extent that a director or officer of a corporation is successful in defending against an action, suit or proceeding brought against that person as a result of their current or former status as an officer or director, the corporation must indemnify the person against all expenses actually and reasonably incurred by the person in connection with their defense. Nevada law also allows Nevada corporations to advance expenses of officers and directors incurred in defending a civil or criminal action as they are incurred, upon receipt of an undertaking by or on behalf of the director or officer to repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.


         Section 78.751(3) of the Nevada Revised Statutes provides that any indemnification provided for by us (by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors or officers who have ceased to hold such positions and to their heirs, executors and administrators.


         Section 78.752 of the Nevada Revised Statutes allows corporations to provide insurance, or other financial arrangements such as a program of self-insurance, for their directors or officers. Such insurance may provide coverage for any liability asserted against the person and liability and expenses incurred by the person in their capacity as a director or officer or arising out of their status as such, whether or not the corporation has the authority to indemnify the person against such liability and expenses. However, no financial arrangement made under this Section may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.


         Our By-laws provide for the indemnification of our directors and officers to the maximum extent provided by law. It is the position of the Securities and Exchange Commission and many state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and therefore unenforceable.


                             DESCRIPTION OF BUSINESS

OVERVIEW

         We were incorporated in Nevada on May 14, 1999 under the name Los Angeles International Film and Music Market, Inc. Our Articles of Incorporation have been amended to reflect the change of our name to AngelCiti.com Multimedia, Inc. and ultimately to AngelCiti Multimedia, Inc. We began day to day operations in Hollywood, California on July 12, 1999. We are a multi-dimensional entertainment company that produces and promotes film and music festivals featuring independent artists and their works, broadcasts the works of independent film and music artists, as well as other content, over the Internet, and offers film and music production assistance to independent film and music artists. Our three revenue centers are AngelCiti Film & Music Market, AngelCitiTV, and AngelCiti Productions. The potential for cross marketing of services between our revenue centers is designed to promote our "AngelCiti" brand name in an effort to achieve widespread recognition and acceptance of our film and music festivals and to maximize the services that we can offer to independent film makers and musicians. Currently, the operations of AngelCitiTV and AngelCiti Productions are not material to our overall operations.

         ANGELCITI FILM & MUSIC MARKET produces live film and music concerts and festivals. Our festivals are predominantly geared towards independent film producers and musical artists who are not under contract with a record label or who have demonstrated a material fan support base in their local markets or on the Internet. To date, we have produced film festivals in four cities. Our film festival tour has consisted of theater screenings of films not available to the general public through traditional outlets and typically includes 30-40 films, including shorts, documentaries and full length features. We have produced music concerts in Los Angeles California and in twelve other cities throughout the country. Revenues from our film and music festivals are generated from promotional fees paid by musical artists and film makers, ticket sales for live events, event sponsorship, event program advertising and live event advertising sales. We plan to expand our film and music promotions both nationally and internationally. Our ability to do so will be dependent upon our capital resources and our ability to effectively promote ourselves to patrons of the musical and film arts as well as music and film artists and producers.


         ANGELCITITV broadcasts film and music featured at our music and film festivals, as well as related promotional materials and other content over the Internet. Our site generates revenues through fees charged to independent artists whose video trailers are promoted on our site. We also have the potential to charge others for advertising on our web site and for merchandise that we sell on our website. While we may ultimately have the ability to charge visitors of our site for viewing or listening to music or films on our site, we have no current intention to do so. Our current content for broadcast includes short films, music videos and film trailers produced in connection with our music and film festivals. As our resources and the state of technology permit, we intend to broadcast full feature films screened at out film and music festivals, on-site celebrity interviews, full length concert footage from our film and music festivals, as well as other third party programming for which we obtain broadcasting rights and which we believe will be a viable and profitable source of entertainment for the general public. However, no assurance is given that we will be able to do so.

         ANGELCITI PRODUCTIONS assists independent film makers and musical artists with the production of their films and music and will act as agent and manager in obtaining the sale of distribution rights to their works. We feel that we are uniquely positioned to offer our production services to those independent film and music artists featured at our film and music festivals. However, we may not be able to take advantage of these pre-existing relationships in a commercially feasible manner.

         Independent film makers and musical artists are typically hampered by a lack of expertise in many elements of the production and distribution of their respective works. We provide these functions on a one-shop basis with in-house staff or outsourced personnel. We bill for these services on a cost plus basis along with a back-end fee that would be calculated as a percentage of the particular project's revenues and/or profits.

INDUSTRY BACKGROUND

THE INDEPENDENT FILM AND MUSIC FESTIVALS AND MARKETS.

         Film and music festivals serve as forum to screen, play and showcase films and music. A film is generally considered independent if it is not produced by one of the major film studios, such as Universal Studios, Sony Pictures, 20th Century Fox, Disney, etc. Independent films are generally produced on budgets of less than a few million dollars. Successful independent films can be completed for far less money, as was the case with The Blair Witch Project, which grossed over $140 million and cost less than $40,000 to make. Music is generally considered to be independently produced if it is not produced by one of the major music studios, such as Capitol Records, Universal, Dreamworks, Geffen Records, etc.

         The independent film, television and video production industry is a multi-billion dollar business. In 1997-98, the Canada Bureau of Statistics reported $1,124,400,000 in revenues from the Canadian independent film industry. A 1999 article entitled The Movie Industry, written by James R. Jaeger II, noted that export sales from independent producers to foreign markets totaled over $1.6 billion and according to a September 21, 1998 Variety magazine article, independent film sales in Spain, Japan and Germany, alone, totaled $660,000,000. Independent film Arthouse receipts in the United States alone totaled $118,000,000 in 1999 and do not include receipts from independently produced films screened at major theater chains. The Blair Witch Project and Crouching Tiger Hidden Dragon, independent films distributed at major theater chains grossed over $140,000,000 and $113,000,000, respectively, in the United States alone.

         We estimate that, on any given night, there are thousands of bands playing across the country that most people have never heard of. MP3.com has over 125,000 musical artists and yet less than 1% of their independent artists are represented by one of the top 10 record labels. The music industry is a very difficult industry to break into and only a very small percentage of bands earn enough money to survive solely from playing or selling their music. We believe that independent artists in these fields lack opportunities for representation and a means to get their works to the public. The structure and operation of the music industry has remained relatively unchanged for many years. Artists are generally required to sign exclusive contracts with record labels, which in turn, develop, distribute and promote their music. In addition, major record labels, as well as a few independent labels, control the type and quantity of recorded music that is available to consumers. This existing system limits artists and consumers in the following manner:

         o Few artists can sell enough music to cover the high distribution and promotion costs, which include but are not limited to, producing CDs and tapes, inventory and retail chain management, as well as television, print ad and radio promotions and public relations efforts.

         o The majority of artists can only reach limited audiences due to finite shelf space at retailers and limited airtime on radio and television stations, thus limiting the choices available to consumers.

         o In order to justify a record company's initial investment, artists must generally commit to multi-year, multi-album contracts. These contracts typically give the record company rights to and control over the artists' music, including all digital rights.

         There is very little communication and exchange of information and data between artists and consumers. For example, artists do not readily know who is buying their music or how to contact them, and consumers often do not have an opportunity to interact directly with their favorite artists. Because of these limitations, the number of artists served by the existing music distribution system is small compared to the universe of musicians with commercial aspirations. According to a 2000 Gallup poll, approximately 50% of US households are active music makers. According to the National Association of Music Merchants, approximately 62% of US households contain an amateur musician. These musicians represent a broad spectrum of artists, including hobbyists, amateurs, semi-professional and professional musicians.

         Large film and music studios are constantly searching for quality and cutting edge talent. Given the vast and diverse group of independent film and music artists, the large film and music studios cannot represent them all. Our goal is to bring the works of these artists to the public and assist them with their production needs.


         Sponsorship fees represent a significant amount of our overall revenues and we expect that they will continue to do so. However, we cannot guaranty that this will be the case. Major national and international companies spend billions of dollars in product placement, event sponsorship and co-branding each year. We anticipate that the AngelCiti brand name and cross-market/cross-branding approach will generate growing sponsorship for our live events. To date, sponsorship of our events has generated approximately $190,000 in cash and like-kind support. Further growth and recognition of our brand name and the development of our cross-market/cross-branding approach, while not guaranteed, is expected to generate growing sponsorship revenue for our live events.


         The Internet has been a major catalyst in spurring the market for independent films and music. This market could not be easily accessed by the public before the Internet had developed, as high production and promotion costs facing artists kept them from optimally marketing their works. We believe that the independent film and music industries are poised for significant growth as more people discover the Internet as a means to discover and enjoy independent film and music. Limitations in the amount of data that can be transmitted and downloaded has even led to submarkets withing the independent film industries, such as the production and proliferation of short films, animation films, documentaries and public service announcements over the Internet. We intend to position ourselves to capitalize on these niche markets.

DESCRIPTION OF OUR BUSINESS

ANGELCITI FILM & MUSIC MARKET We produce, organize and operate film and music festivals featuring independent artists. To date, we have produced the following film and music festivals:


                  The AngelCiti Santa Fe Film Festival
                  The AngelCiti Los Angeles Film Festival and Market
                  The AngelCiti Beverly Hills Film Festival
                  The AngelCiti Phoenix Film Festival
                  The AngelCiti Las Vegas Film Festival
                  The AngelCiti Presents the MP3.com Artist Tour (12 city tour) The AngelCiti Music Market

         Film and Music Festivals currently in production and scheduled for 2001 include the second annual AngelCiti Los Angeles Film Festival and Market, the Beverly Hills Film Festival, the AngelCiti Chicago Film Festival and the AngelCiti San Francisco Film Festival. It is one of our objectives to market our name and brand through these events and to obtain expanded sponsorship of others to help defray the costs of these events.

         Our goal is to attract film makers, screenwriters and musicians from around the United States and the world who seek a forum for the exposure, recognition and production of their work. Independent films shown at our festivals can be filmed on any format, i.e., 35mm, 16 mm, digital, beta, VHS, etc. And can be of any type of genre, i.e., short film, animation, documentary, feature, experimental, etc. Our criteria for acceptance of a film is its quality. Better quality films encourage distributors and agents to attend the event, lead to increased festival attendance and should lead to higher quality film submissions for subsequent AngelCiti events.


          We place advertisements in trade magazines and periodicals across the country and on our web site. Film makers, screenwriters and musicians pay us a fee to participate in our festivals and screenwriting and other competitions. We review submissions to determine who will participate. Awards are presented at the end of each festival. Our events are open to the general public and generate admission fees. We receive sponsorship from local and national merchants who desire to be involved with our festivals. Sponsorships can take the form of direct cash payments or in-kind trades for food, supplies, merchandise or services. Services offered in trade save us the direct expense for the services and frees our cash for other needs. Merchandise offered in trade by our sponsors can be distributed to the public for free, as a promotional give away, or for a price to generate additional revenues. Sponsors of past events include Mercedes Benz, Logitech, Fender, Clearly Canadian, Naked Juice, Eveo.com, Kinko's, Sony, Gateway Computers, Guitar Center, Marriott Hotels, Radisson Hotels, Sierra Suites Hotels, Southwest Airlines, Cinemazone.com and numerous other local and regional merchants. As we continue to grow and expand, we expect that sponsorship payments will increase and play an important role in our revenue growth.


         We attempt to set ourselves apart from other film festivals in several ways. We believe that we are the only film festival seeking to develop a nationwide film festival tour to feature our independent film makers and we are one of the few using live forums to combine a film market and festival. A film market is a forum within which independent films are featured and promoted to distributors, agents and major film studios, in an effort to aid the film maker in obtaining production for its projects as well as financial support, strategic partnerships and other sources of aid for their works. We are also one of the only film festivals associated with a music festival, which among other things, offers film makers cross marketing opportunities.

         Our Film and Music Festivals and Markets
         ----------------------------------------

         The AngelCiti Santa Fe Film Festival was produced from November 12-16, 1999. Attendance at the three days of film screenings was approximately 1,200 people and 42 films were screened at the Plan B Cinematique Film Arthouse. Our event sponsors included KBAC Radio and the Santa Fe Reporter, which both provided promotional advertisements for the event. We also brought on local sponsors and began sponsorship relationships with Sony, Radisson Hotels and Marriott Hotels in exchange for the free use of recording equipment and hotel rooms. We have no long term sponsorship relationships with these entities. However, the credibility created by these relationships have made it easier for us to obtain additional sponsorships for future events. The film festival concluded at the New Mexico Governor's mansion where Santa Fe Mayor, Larry

Delgado, received a Patron of the Arts Award from us and honored us by declaring November 16, 1999 as AngelCiti Film Festival Day by proclamation. In addition, six news articles were written regarding the film festival in various Santa Fe periodicals and we were included in two local television news stories and three talk radio shows. Our showcase film at this festival was The Big Brass Ring, starring William Hurt and Miranda Richardson.


         The AngelCiti Los Angeles Film Festival was produced from February 11-21, 2000. This festival and market consisted of ten days of film screenings on the studio lot of Raleigh Studios in Hollywood, California and a two day Distribution market at the Magic Castle in Hollywood, California, with overall attendance of approximately 5,500 people. At this festival, 105 films were screened and 24 screenplays were read aloud by professional actors. For this event, we added Clearly Canadian, Naked Juice, Eveo.com, Cinemazone.com, Kinko's as well as others as sponsors. We also exchanged sponsorship promotion with New Times Magazine, which provided advertisements for us. Films screened at this festival featured such stars as Sherilyn Fenn, Chris Penn, Tom Arnold, Tim Daly, Mimi Rogers, Christopher Atkins and others. We were encouraged that over 10% of the films screened at this festival received offers for production and/or led to additional work.


         The AngelCiti Las Vegas Film Festival was produced from April 28-30, 2000. This festival consisted of three days of screenings at Regal Cinema's Village Square Cinema's. Overall attendance for this festival was approximately 1,300 people and 31 films were screened. This festival marked our initial relationships with Station Casinos and Regal Cinemas. Regal Cinemas has indicated its interest to supply theaters for our future film festivals. While we have no long term sponsorship arrangement with Station Casinos, we will have the opportunity to barter free hotel rooms and food for sponsorship at future events that we may produce in Las Vegas. This film festival highlighted several of the more prominent films featured at our AngelCiti Los Angeles Film Festival and featured local Las Vegas film makers. It gained coverage in three different local newspapers and provided a base of support and exposure for us in connection with future Las Vegas film festivals.

         The AngelCiti Los Angeles Music Market was produced in May, 2000. We invited bands from across the country to attend this event as a forum for promoting the artists to both established and independent record labels. One hundred eighty bands were featured, who each paid us a fee to be included in the event. The bands and artists were promoted to agents and record label executives from Warner, Maverick, Sony, Touchstone Pictures, Dreamworks and others, who we had invited to the event. A competition honored the top 20 bands at the end of the event.

         The second annual AngelCiti Los Angeles Music Market was produced February 8-18, 2001. This festival and market consisted of ten days of film screenings on the studio lot of Raleigh Studios in Hollywood, California and a two day Productions market at the Magic Castle in Hollywood, California. Overall attendance for the festival and market was approximately 7,500 people with approximately 180 films screened and 24 screen plays read aloud by professional actors. For the event, we added such sponsors as Clearly Canadian, Gateway Computers, Fox Interactive, Baja Fresh, Budget Rent-a-Car, Final Draft, and the Mars Candy Company, as well as local sponsors. Films in the festival features such stars as Jason Alexander, Armand Assante, Benjamin Bratt, Milos Vital, Bill Cosby, Jack Klugman, Linda Blair, Julia Louis-Dreyfuss, Corbin Bernson, Red Buttons, George Wendt, Jim Nabors and many more. We had greater industry participation and interest than last year.

         The Beverly Hills Film Festival was produced April 19th through 22nd 2001, and showcased 30 films featuring such stars as Neve Campbell, Donald Sutherland, Tracey Ullman, William H. Macy, John Ritter, Dom Deluise, Lynn Redgrave, Karen Black, Howard Hessman, Morgan Fairchild and many more. We also brought on such prestigious sponsors as Mercedes Benz, Laurent Perrier, Johnnie Walker, Gloabal Yachts, Moviemaker Magazine and Beuvieu Vineyards. The festival attracted over 3,000 attendees to the films and nightly theme parties and generated considerable attention with coverage in the Daily Variety and Beverly Hills Courier.

         The AngelCiti Chicago Film Festival was produced June 20-28, 2001. This festival and market consisted of seven days of film screenings and a seminar and awards ceremony at the historic Biograph Theater in Chicago. Overall attendance for the festival was approximately 4,200 people with 85 films screened. Event sponsors included Le Meridien Hotel, Screen Magazine, Chupa Chips, Final Draft, Leg Room, Fuel, The Alumni Club and Bacardi Liquors. The festival also led to six separate news articles and stories in local newspapers including Screen Magazine, the Chicago Reader and the Chicago Tribune.

         The AngelCiti San Francisco Film Festival is scheduled for November
2001.


         The AngelCiti Presents the MP3.com Artist Tour was a 12 city tour featuring the top MP3.com artists in each city, as determined by the number of songs downloaded from the MP3.Com website. The bands were selected by accessing the MP3.com website and determining which bands in a particular city had their music downloaded most frequently. This tour provided us with exposure and growth of the AngelCiti brand name to MP3.com artists and listeners and has led to an increased number of "hits" on our web site. This tour has also led to other cross promotions with MP3.com, involving promotion of our company on the MP3.com website, increased sponsorship interest for our other events, as well as an article written about us in Music Connection Magazine. This tour also provided us with additional content for our website as we have filmed these concerts for streaming video broadcast over the Internet on AngelCiti TV. We have not produced another cross- promotional event with MP3.com or any other company, but may elect to do so if and when a commercially viable opportunity to do so arises.


         Licensing, Merchandising and Advertisements
         -------------------------------------------

         One of our primary goals is to create a brand name for ourselves in the independent entertainment industry. We intend to promote our name by offering T-shirts, hats and other products emblazoned with our brand name and logo. We may also promote our events with specialized merchandise to be sold at the events and via the Internet. Merchandise sales are generally popular at live events. We believe that some of the films that we feature will also provide us with merchandising and licensing opportunities. We will attempt to take advantage of these merchandising opportunities as they arise, but no assurance is given that we will be able to do so.

         We prepare an event program for each of our events. The event programs contain a schedule of events and include pre-sold fee based advertisements. National Sponsors receive premium placement within each program with the remainder of the pages filled with advertisements for local merchants that are specifically targeted for the event. While we may elect to act as a sponsor for others to gain further name recognition, we do not have such events planned at this time.

ANGELCITI TV AngelCiti TV is an Internet portal for information regarding our live events and a content oriented streaming video broadcast website for programming and content that we have produced and acquired. We broadcast short films, music videos and film trailers produced in connection with our film and music events.



         Our website has been fully operational since July, 1999. Our current website was developed by an independent contractor, who we retain on an as-needed basis to update the site and perform routine maintenance and support. We currently offer video on demand options with streaming media content. Our current content for broadcast includes short films, music videos and film trailers produced in connection with our music and film festivals and is currently used to help us market our live events. All of the artists whose works are displayed on our website have given us the rights to promote their works on our website. Our site generates revenues through fees charged to independent artists whose video trailers are promoted on our site. Most of the artists whose works are displayed on our website have provided us with a fee for our website promotion of their works.

         We also have the potential to charge others for advertising on our web site and for merchandise that we sell on our website. While we may have the potential to charge visitors to our site for the viewing of or listening to music or films, we have no current intention to do so. As technology and our resources permit, we ultimately intend to broadcast full length films featured at our events, on-site celebrity interviews, full length concert footage as well as other programming for which we obtain licensing rights. We also intend to provide full-time programming in an MTV style format with cyberjockeys introducing films, music videos and other specialty programming. We believe that the 100,000-150,000 site hits per week that we have experienced confirms the public's interest in the content currently carried on our site. We currently have the capacity to accommodate several million hits per week. Should our traffic exceed this capacity, we will need to upgrade our site. No assurance is given that we will have the resources to do so. The operations of AngelCitiTV are not material to our overall operations as they do not significantly contribute to our revenues at this time.


         Content
         -------


         We anticipate that the majority of content broadcast over our site will be derived from tapes of our film and music festivals and concerts. Since our inception, we have received more than 600 submissions of films of all types, genres and lengths. While we do not currently have the right to broadcast these films, we are in a unique position, by virtue of the promotional relationship that we have already developed with film makers and our ability to view films before the public or other distributors have the ability to do so, to acquire these Internet broadcast rights. We also intend to acquire the rights to broadcast filmed footage of our live events and have done so with respect to 120 of the 180 bands that participated in our May 2000 AngelCiti Music Market. We believe that the ongoing submission of films and music to our film and music festivals will provide us with a steady stream of programming. We also have the potential to expand our web based content through partnerships with independent television production facilities, as a potential new outlet for independent television productions. While our content is predominantly broadcast in the English language, we intend to provide programming in several different foreign languages as our finances permit.

         Exposure and Advertising
         ------------------------


         Exposure is vital to the success of every Internet company. Many Internet companies have spent significant portions of their available capital on the advertising and marketing of their website. We, however, utilize our live film festival and music concert events to drive traffic to our website.


         The Wall Street Journal has projected that online advertising will more than triple and rival radio advertisements by 2004 and account for more than $22 billion of advertising revenues. As Internet broadcasting is not currently burdened by FCC regulations, we are provided with opportunities for advertising revenue not currently open to traditional broadcasting outlets.


         We anticipate that our broadcasts will be supported by traditional advertising and expect this form of advertising to play a steady role in our budget. Corporate advertisers have struggled with methods for measuring the results of advertising on the Internet. While banner placement is prevalent, banner ad revenue has fallen recently as advertisers seek better ways to gain the attention of web users. Site sponsorship similar to the early days of television may become a growing means to capture the e-consumer. We anticipate that our broadcast segments and/or segments of our website may be sponsored by different corporate entities with links to the corporate sponsor's website. We also intend to offer sponsors of our film and music festivals cross advertising options at attractive rates in an effort to provide us with a ready base of financial support.


         Other Potential Sources of Revenue
         ----------------------------------

         In the future we anticipate that special events will be viewed by the public on a pay-per-view basis and that we will earn revenues from independent film makers, television production companies, specialty promotional advertisers and the like for the broadcast of their material. We believe that there is a demand for marketing and exposure in the independent film and music industries and that many directors, producers, film makers and musicians would pay for the ability to showcase their works in a major forum with the hope of having their work recognized. We also plan to broadcast professional plays, art shows, independently produced television sitcom and drama productions, and performance art productions to provide exciting, unique and intriguing programming for a sophisticated, intellectual and affluent viewing audience.

         Like most web sites, additional fees could be generated from other web vendors through their affiliate programs. We anticipate that we can benefit from our growing Internet traffic by adding e-commerce applications to our website. We will seek to integrate other e-commerce providers onto our site to create a unique mix of links to products and services, where fees can be earned from product sales that result from our referrals. This is similar to the associate programs run by Amazon.com and many other major net retailers; programs that are expected to continue to expand as e-consumers become aware that entertainment and e- commerce can be combined into an exciting and interactive new way to shop.

ANGELCITI PRODUCTIONS We recently established AngelCiti Productions to assist independent film makers in producing their films and to represent them in their negotiations to obtain distribution for their projects. We will also assist independent musicians in obtaining management contracts and the negotiation of contracts with record labels. Discovering new talent in the independent markets generally involves listening to and viewing numerous tapes, CD's and films, as well as attending local film and music festivals and concerts. The works and artists featured at our film and music festivals supply us with a continuous source of potential clients.


         Independent film makers and musical artists are typically hampered by a lack of expertise in many elements of the production and distribution of their respective works. We provide these functions on a one-shop basis with either in-house staff or outsourced personnel. We bill for these services on a cost plus basis along with a back-end fee based upon the profitability of a particular project.

         We assist film makers in the production and distribution of their works by offering services in the following areas:

         Casting                            Food Service                                Equipment Rental
         Location Selection                 Script Writing                              Video Duplication
         Director/DP/Editing                Script Doctoring                            Permits
         Soundtrack                         Music Rights Acquisition                    Distribution

         We use connections and relationships that we have developed over the years to procure distribution, management and recording contracts for the works and artists we elect to represent. We have developed relationships with the following distribution companies and record labels, Cineville, Capital Records, Dreamworks, Lion's Gate, Universal, The Shooting Gallery, Fox Studios, Miramax and many more, and expect to develop new relationships over time. We believe that our ability to procure distribution, recording and management agreements for our clients will enhance our ability to attract new talent for our film festivals. Agency representation can be difficult to obtain. Few well established talent agents and managers have the time or patience to foster new artists. We will seek to develop a reputation for finding and promoting new artists given the current lack of representation for artists in this market.


         Our AngelCiti Productions unit anticipates that its core clients will include artists who have had successful runs and received critical acclaim at our festival and music market events. However, there are also many independent productions that have already run the festival circuit but had not been discovered for various reasons, such as competing product and festival selection. In addition, some film makers and musicians fail to consider the music and film festival circuit because they may not be appropriate for such venues given their particular subject matter. We intend to target these artists and their works as well. The operations of AngelCiti Productions are not material to our overall operations as they do not significantly contribute to our revenues at this time.


INTELLECTUAL PROPERTY RIGHTS


         We have sought to protect the use of the names AngelCiti, AngelCiti.com and Beverly Hills Film Festival by filing for trademark protection with the United States Patent and Trademark Office. However, we cannot be certain that our trademark applications will be accepted.

COMPETITION

         Our business is highly competitive. We face competition from large numbers of large and small companies, both public and private. Many of these companies have financial resources far greater than ours and have greater leverage in attracting talent, product and personnel. A high degree of competition in these areas is expected to continue and there are no significant barriers to entry into these business segments. Our business may be adversely affected by these factors.


         There are hundreds of local film festivals produced throughout the world each year. The most well known are the Cannes Film Festival held in Cannes, France, the Sundance Film Festival held in Sundance, Utah, the Toronto Film Festival held in Toronto, Canada and the American Film Market held in Santa Monica, California. The Cannes Film Festival, in particular, is generally acknowledged as the most prestigious film festival in the industry. Each of these festivals features films from independent film makers and is successful in procuring the distribution of films featured in their respective events. We may not be able to successfully compete with these renowned film festivals. However, we do try to schedule our events so that they do not directly compete with other major festivals.

         There are many live event music production companies, many of whom have been in existence for many years. Larger competitors include SFX Entertainment and their subsidiaries. Smaller competitors include South by Southwest, North by Northwest and CMJ. Each of these competitors produces music events, many of which can include independent artists. While we are looking to gain a niche reputation for working exclusively with independent artists, we may not be able to successfully compete with these companies.


         There are numerous companies that have developed or have announced plans to develop music and film content oriented websites. Like us, these companies use film and music to attract people to their website. These competitors include AtomFilms.com, iFilms.com, Eveo.com, MP3.com, Farmclub.com, Artist Direct.com, Listen.com, Garageband.com, Music.com, Iuma.com, Netmix.com as well as countless others who may have greater resources and name recognition than we do. However, the primary focus of these websites has been an "Internet only" strategy aimed at gathering advertising and sales revenues for their websites. While we use our live events to drive traffic to our web site, we may not be able to successfully compete with these companies.


         There are many talent agencies and production and distribution companies that offer the production and related services that we offer independent artists. Many of these companies are very well known and powerful in their respective fields. These companies include Creative Artists Agency, Lion's Gate, Metropolitan Talent Agency, and Omega Partners, among many others. If independent artists have developed a prior relationship with us by participating in our live events, we believe that, given this pre-existing relationship, we would have an advantage in securing an agreement to offer our production and related services to the artist or film maker. However, in light of the experience and financial strength of these entities, we cannot be certain that we will be able to attract or retain production clients.


EMPLOYEES


         As of March 31, 2001, we had four full-time employees and one college intern, none of whom are employed pursuant to the terms of an employment agreement. We have also retained the services of four full- time independent contractors who perform sales and other services for us. We also hire additional employees and attract non-paid volunteers on as-needed basis to staff live events. We intend to hire additional full-time employees in 2001. The number of independent contractors and volunteers utilized by us for the operation of our festivals and web related programming is directly proportionate to the number of live events that we produce as well as the web based activity that we experience. None of our employees or independent contractors are covered by a collective bargaining agreement. We believe that our relationship with our employees is satisfactory.


PROPERTIES

         We currently lease approximately 2,100 square feet of space at 1680 North Vine Street, Suite 904, Hollywood, California for our corporate and administrative offices under a lease expiring on November 30, 2001 and requiring $3,213.00 monthly base rent subject to annual escalations. This lease was executed by Messrs. Hartman and Zoblotsky, who have assigned the same to us at the terms contained in the lease. We are in ongoing discussions with the landlord regarding our expansion within our existing building and in a building owned by the landlord that is across the street from our current building, with a view towards separating the operations of our divisions into separate buildings. We believe that additional space would be readily available should we need it.

CASH REQUIREMENTS

         It is anticipated that we will require expenditures for salaries, professional fees, office and facility lease payments and general operating expenses over the next twelve months, which in the aggregate should not exceed $300,000. We believe that we will be able to satisfy our cash requirements, for both working capital and product growth and development purposes, during the next twelve months from the proceeds of this offering as well as funds generated from our operations. However, we may not be able to raise additional funds to satisfy our working capital and other needs either privately or in a subsequent offering of our securities.

ADDITIONAL INFORMATION

         We have filed with the SEC a registration statement on Form SB-2 under the Securities Act of 1933 with respect to the common stock that we are offering for sale. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules that are attached to and are a part of this registration statement.

         The registration statement and the exhibits and schedules that are attached to and are a part of this registration statement, may be inspected and copies at the principal offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of this registration statement may be obtained at prescribed rates from the SEC's Public

Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20545 or by calling the SEC at 1-800 SEC-0330. The SEC also maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

         Following this offering, we will be subject to the reporting and other requirements of the Securities Exchange Act of 1934 and intends to furnish to its stockholders annual reports containing audited financial statements and may furnish such interim reports to its stockholders as it deems appropriate.

         When we qualify statements in this prospectus with the word "believe", unless otherwise indicated, we are basing our belief on the knowledge and experience of our personnel and advisors. Statistical information included in this prospectus has been obtained by us from publications we deem reliable and with which we have no relationship.


                          REPORTS TO SECURITY HOLDERS.

         We will send a copy of our Annual Report on Form 10-KSB to security holders in conjunction with the filing of our Form 10-KSB with the Commission at the close of our current fiscal year.


     MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                  OF OPERATIONS

THE FOLLOWING DISCUSSION OF THE RESULTS OF OUR OPERATIONS AND FINANCIAL CONDITION SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND ATTACHED FOOTNOTES THAT ARE INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR THE HISTORICAL INFORMATION CONTAINED IN THIS PROSPECTUS, THE DISCUSSION CONTAINED IN THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" THAT INVOLVE RISK AND UNCERTAINTIES. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "BELIEVES", "EXPECTS", "MAY", "WILL", "SHOULD" OR "ANTICIPATES" OR THE NEGATIVE OF THESE WORDS OR SIMILAR EXPRESSIONS OR BY DISCUSSIONS OF STRATEGY. THE CAUTIONARY STATEMENTS MADE IN THIS PROSPECTUS SHOULD BE READ AS BEING APPLICABLE TO ALL RELATED FORWARD-LOOKING STATEMENTS WHEREVER THEY APPEAR IN THIS PROSPECTUS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THIS PROSPECTUS. IMPORTANT FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE DISCUSSED UNDER THE CAPTION ENTITLED "RISK FACTORS", AS WELL AS THOSE DISCUSSED ELSEWHERE IN THIS PROSPECTUS.

We report based upon the consolidated operations of all of our business segments due to the fact that at present only the film festivals provide a material source of income and expense for our operations. As the production and streaming media elements of our business begin to have a more material impact on our income and expenses, we will begin to report each segment separately.

Results of Operations.

         We have suffered operating losses of $652,412 for the year ending December 31, 2000 and $158,856 for our first seven months of operation ending December 31, 1999. We have suffered operating losses of $210,382 and

$142,362 for the first quarters of 2000 and 2001, respectively. Total revenues of $331,851 for the year ending December 31, 2000 succeeded revenues of $21,308 for the period of our inception (May 14, 1999) to December 31, 1999. Total revenues of $97,559 for the quarter ending March 31, 2001 succeeded total revenues of $93,472 for the same quarter of the prior year.


         While we achieved increased revenues from a greater volume of music and film festivals, our expenses increased at a slower rate than the increase in our revenues. However, our overall operating, selling, general and administrative expenses increased to $984,263 for the year ended December 31, 2000 from $180,164 for the seven months from our inception to December 31, 1999. Of the $984,263 in our total costs and expenses for the calendar year 2000, professional fees to attorneys, accountants, outside contractors and consulting fees increased from $66,426 to $391,338. During the year 2000, $196,883 of these expenses were paid for by the issuance of our shares rather than the payment of cash. Of these expenses, $50,000 were booked as a one-time consulting fee. During the year 1999, $57,917 of these expenses were paid for by the issuance of shares rather than the payment of cash.

         From December 31, 1999 to December 31, 2000, the most significant increases in our general and administrative expenses were wages and salaries, which increased from $68,501 to $151,740, rent expense, which increased from $6,698 to $46,480, travel and entertainment expenses, which increased from $5,266 to $25,045, and supplies expense, which increased from $5,185 to $47,910. The increased expenses resulted from the significantly greater number of events that we produced during the year 2000 as opposed to the prior year as well as our need to physically expand the premises within which we operate to accommodate our growth. The increase in our wages and salaries reflected salaries of a webmaster, sponsorship director and public relations director who were hired during the year.

         While our revenues increased almost 4% from the period ending March 31, 2000 to the period ending March 31, 2001, our operating expenses decreased approximately 59.2% and our selling, general and administrative expenses increased approximately 7.6%. Material changes in our expenses from the quarter ending March 31, 2000 to March 31, 2001 include an increase in wages and salaries from $16,875 to $27,667, an increase in advertising expense from $12,305 to $20,517, a decrease in outside consulting charges from $103,316 to $36,031, a decrease in film festival expense from $54,574 to $32,123, a decrease in web-related fees from $62,320 to $598, a decrease in supplies expense from $11,043 to $1,725, and a decrease in insurance expense from $4,882 to $850. These changes also reflect a greater number of events that we have sponsored as well as our efforts to pare down our costs.

         For non-monetary barter transactions, we recognized revenues of $7,210 and $39,639 for the periods ending December 31, 1999 and December 31, 2000, respectively and corresponding expenses of $7,210 and $39,639 for the same periods. For non-monetary barter transactions, we recognized revenues of $18,012 and $19,250 for the three month periods ending March 31, 2000 and March 31, 2001, respectively and corresponding expenses of $18,012 and $19,250 for the same periods.

         Our Other Expense for the year ended December 31, 2000 was $43,867 as compared to $827 for the year ended December 31, 1999 and was $10,222 for the quarter ended March 31, 2001 as compared to $196 for the quarter ended March 31, 2000. This increase is primarily due to losses on short term investments net of realized gains. The $10,222 of other expense for the quarter ended March 31, 2001 was comprised of income from dividends, interest, and gains on the sale of marketable securities, less margin expense and unrealized losses of $23,328 in our marketable securities portfolio. This is contrasted to net interest expense of $196 which we paid during the same quarter of the previous year.

         We believe that we can operate profitably during the course of the next calendar year as we have recently automated our entire administrative process to reduce excess office space and personnel. As a result of this automation, film and music festival entrants can now apply with us directly on-line via the Internet. We respond to them via e-mail rather than via US postal service, which enables us to significantly reduce our postage expense. On line data performed directly by our applicants eliminates our need to staff data entry personnel, which also saves us significant expenses. We also expect to reduce our rent expense beginning November 2001 when the lease for a portion of our office space expires. Our staffing reductions permit us to allow the lease for this space to expire without replacing the lost office space. As we have more effectively branded our AngelCiti name, we have shifted our fucus to operating profitably from developing our brand. Despite these efforts, we cannot be sure that we will be able to achieve profitability. To the extent that we cannot do so, we will be required to rely upon funds that we have raised, and, if necessary, additional financing to continue our operations. If the funds that we have raised have been exhausted and we are not able to secure additional financing, we would be forced to curtail or cease our operations.


Liquidity and Capital Resources


         Total cash and cash equivalents as of March 31, 2001 were $213,897 as compared to $321,092 as of December 31, 2000 and $63,104 as of December 31, 1999. The significant increase in cash and cash equivalents from December 31, 1999 to December 31, 2000 resulted from the closing of a private debt and equity offering during the course of calendar year 2000 during which we raised proceeds of $782,000. The decrease in cash from the year ending December 31, 2000 to the quarter ending March 31, 2001 resulted from the losses that we sustained during the first quarter of this year. Total working capital as of March 31, 2001 decreased to $184,257 from $297,359 as at December 31, 2000, as a result of the losses that we sustained during the first quarter of this year.
 We have not generated material cash flow from investment activities as we recorded gains on sales of investments of $14,327 for the year ending December 31, 2000 and $8,658 for the three months ending March 31, 2001. However, we have ongoing unrealized trading losses of $23,328 from such activities as of March 31, 2001. As of March 31, 2001, we owed $38,438 in connection with a margin account used to execute trades of marketable securities. This balance has been paid in full as of the date of this document and we will not purchase marketable securities on margin in the future. Our marketable securities are used as collateral for the margin account, which is subject to call requirements. While we believe that we will have sufficient revenues and reserves to finance our ongoing business activities for the next 12 months, we cannot guaranty that we will be able to do so and we could require additional financing to continue our operations.


Future Expenditures

         Our future capital expenditures will depend upon our ability to generate revenues or additional investment capital if our revenues are not sufficient. If, and to the extent that we are successful in generating net revenues or raising investment capital, our future expenditures will be applied towards salaries for additional administrative and executive employees, upgrades to stream our content over the Internet, expansion of our film festivals and music tours to additional cities and for general working capital purposes.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS


         Our founders and directors, Lawrence S. Hartman and Adam Zoblotsky, had each been issued 22,400,000 of our post-split shares on July 15, 1999 in connection with our formation. Messrs. Hartman and Zoblotsky were each granted options to purchase an additional 12,000,000 of our shares at prices ranging from $.125 and $.25 per share. Messrs. Hartman and Zoblotsky have surrendered these options to us at the time that we offered our shares to investors pursuant to a private offering last year. Carl R. Ceragno, one of our directors, was issued 200,000 of our post-split shares when he had been appointed to our board of directors and was issued an additional 40,000 of our post-split shares when he agreed to serve on our board for an additional year. Lawrence H. Fox, one of our directors, was issued 200,000 of our post-split shares when he had been appointed to our board of directors, was issued an additional 80,000 shares in exchange for legal consulting services, and was issued an additional 40,000 of our post-split shares when he agreed to serve on our board for an additional year.


         The following table indicates the number of our shares issued to our directors and officers, the date of issuance thereof and the consideration paid for the shares:


     Name                    Number and Class of Shares(1)         Consideration                      Date
---------------------------------------------------------------------------------------------------------------
Lawrence S. Hartman          22,400,000 Common shares             $         -0-(2)                July 15, 1999
                                  4,000 Common shares             $      500.00                  March 31, 2000

Adam Zoblotsky               22,400,000 Common shares             $         -0-(2)                July 15, 1999

Carl R. Ceragno                 200,000 Common shares             $   2,500.00 (3)                July 30, 1999
                                 40,000 Common shares             $   5,000.00 (3)             November 1, 2000

Lawrence H. Fox                 200,000 Common shares             $   2,500.00 (3)                July 30, 1999
                                 80,000 Common shares             $  10,000.00 (4)                July 30, 1999
                                 40,000 Common shares             $   5,000.00 (3)             November 1, 2000

(1) Reflects a 8:1 forward stock split effective for shareholders of record as of November 10, 2000
(2) These shares were issued for organizational services rendered to us.
(3) These shares were issued in consideration for serving on our Board of Directors and were valued at $5,000.
(4) These shares were issued in consideration for legal services rendered


         From the time of our formation to date, Mr. Hartman loaned us $17,736. This loan was not supported by a promissory note but accrued interest at the rate of 10%. Interest in the amount of $839 ($339 in cash and $500 in the form of 4,000 shares of our common stock) and the outstanding principal of $17,736 had been repaid in March 2000.

         From our inception through August 31, 2000, we paid Messrs. Hartman and Zoblotsky an annual salary of $63,500 per year. However, to save cash, Messrs. Hartman and Zoblotsky each agreed to defer $18,270 of their salary during 1999. Messrs Hartman and Zoblotsky deferred $9,260 and $5,438 of their salary during the year 2000. Additionally, Mr. Hartman has deferred his salary for the first quarter of this year. Actual salary payments to Messrs. Hartman and Zoblotsky commenced on January 1, 2000. From September 1, 2000, we paid Messrs. Hartman and Zoblotsky an annual salary of $50,000 each plus a non-accountable expense allowance of $2,000 per month, each, to allow them to continue to market our business and our brand name. From February 2000 to October, 2000, Mr. Zoblotsky was using a company owned vehicle and Mr. Hartman received an automobile allowance of $500.00 per month.

         We have loaned Messrs. Hartman and Zoblotsky $25,000 each, as of October 20, 2000. These loans are not supported by a promissory note, are not interest bearing and have a five year term. In exchange for this loan, they have each forgiven $40,000 of deferred compensation and applied the same to the capital of our company.

         Our operating lease, as amended, is entered into between our landlord and Messrs. Hartman and Zoblotsky. Messrs. Hartman and Zoblotsky have assigned this lease to us at the same terms that are contained in the lease.

         As of September 15, 2000, we loaned CRI, a company controlled by Mr. Carl R. Ceragno, one of our directors, $6,500 pursuant to the terms of a promissory note that bears interest at the rate of eight percent per annum. Principal and interest is due on September 15, 2002. As additional consideration for making this loan, Communications Research, Inc. issued 50,000 shares of their common stock to us. These shares are subject to registration rights. CRI has filed a registration statement with the SEC to register these and other shares. There is currently no publicly traded market for these shares and we cannot offer any assurance that a publicly traded market for these shares will ever develop even following the effectiveness of the CRI registration statement.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information

         Our shares have never traded on any recognized securities exchange, are not currently traded on the National Association of Securities Dealers Automated Quotation System Over the Counter Bulletin Board, in the National Quotations Bureau Pink Sheets or on any other quote board. We hope to establish a market for said shares. However, there can be no assurance that any recognized public market will develop for our shares. Holders of our shares may not be readily able to dispose of their interests in our common shares. Even if a market develops for our shares, there can be no assurance as to the price that our common shares will be traded.

Holders

         As of March 31, 2001, there were 32 holders of record of our common stock.

Dividends

         We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payment of dividends will depend on our earnings and financial position and such other factors, as the Board of Directors deems relevant.

                             EXECUTIVE COMPENSATION


         The following table sets forth the compensation of our two (2) officers for the last two (2) fiscal years and the first quarter of the current year:


NAME AND                            ANNUAL COMPENSATION           LONG TERM COMPENSATION
PRINCIPAL POSITION YEAR             SALARY(1)  BONUS  OTHER(2)  STOCK   SAR's   LTIP    OTHER
------------------ ----             ---------  -----  --------  -----   -----   ----    -----
Lawrence S. Hartman        1999     $ 30,000   $0.00  $0.00   $ 28,000  $0.00  $0.00    $0.00
CEO and secretary          2000     $ 27,245   $0.00  $0.00   $   0.00  $0.00  $0.00    $0.00
                           2001     $   0.00   $0.00  $0.00   $   0.00  $0.00  $0.00    $0.00

Adam Zoblotsky             1999     $ 30,000   $0.00  $0.00   $ 28,000  $0.00   $0.00   $0.00
President and treasurer    2000     $ 31,067   $0.00  $0.00   $   0.00  $0.00   $0.00   $0.00
                           2001     $ 12,500   $0.00  $0.00   $   0.00  $0.00   $0.00   $0.00
                          -------------------------------------------------------------------

(1) Messrs. Hartman and Zoblotsky each deferred payment of approximately $18,000 of salary for 1999. Messrs. Hartman and Zoblotsky have deferred $9,260 and $5,438 of their salary, respectively, for the year 2000. Mr. Hartman has deferred his salary of $12,500 for the first quarter of this year.
(2) Does not include loans made to Messrs. Hartman and Zoblotsky or a non-accountable expense allowance payable to Messrs. Hartman and Zoblotsky.

Terms of Office

         Our directors hold office until the next annual meeting of our stockholders or until their successors are elected and duly qualified. All officers serve at the discretion of the directors.

Directors' Compensation


         No compensation has been paid to inside directors for service in such capacity in the past. Each independent director receives 200,000 shares of stock upon appointment to the board (after reflecting an 8:1 forward stock split effective as of November 10, 2000), receives annual compensation in the form of 40,000 shares (post split), and may be reimbursed for expenses incurred in connection with attendance at Board and committee meetings. At such time as the Board of Directors deems appropriate, we intend to adopt an appropriate policy to compensate non-employee directors, in order to attract and retain the services of qualified non-employee directors.


         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                              FINANCIAL DISCLOSURE

         NONE.

                              FINANCIAL STATEMENTS

Capitalization.

The following table sets forth our actual capitalization as of March 31, 2001. Figures within the table have not been audited and should be read in conjunction with the financial statements and notes that are attached to and are a part of said financial statements and are included elsewhere in this prospectus.

Stockholders' equity: (1)

         Common Stock, $0.01 par value;
              60,000,000 shares authorized;

              56,623,800 shares issued or outstanding              $    566,238
         Additional Paid-in Capital                                $    653,333
         Accumulated Deficit                                      ($  1,010,946)
         Prepaid Consulting Fees                                  ($     86,450)
         Note Receivable from Company Officers and Shareholders   ($     51,442)
                                                                   ------------
         Total Stockholders' Equity                               $      70,733


(1) Derived from our Financial Statements included elsewhere in this prospectus.


                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 22.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Bylaws provide that we shall indemnify our officers, directors, employees and agents and former officers, directors, employees and agents against expenses (including attorney's fees), judgments, fines and amounts paid in settlement arising out of his or her services on our behalf, subject to the qualifications contained in Nevada law as it now exists. Nevada law generally pro-vides that a corporation shall have such power to indemnify such persons to the extent they acted in good faith and in a manner the person reasonably believed was, at least, not opposed to the best interests of the corporation. In the event of a criminal action or proceeding, indemnification is not available if the person had reasonable cause to believe their action was unlawful.

         Further, in an action brought by the corporation or in the right of the corporation, if the person, after exhaustion of all appeals, is found to be liable to the corporation, or if the person makes payment to the corporation in settlement of the action, indemnification is available only to the extent a court of competent jurisdiction determines the person is fairly and reasonably entitled to indemnification. Such discretionary indemnification is available only as authorized on a case-by-case basis by: (1) the stockholders;
(2) a majority of a quorum of the board of directors consisting of members of the board who were not parties to the action, suit or proceeding; (3) if a majority of a quorum of the Board of Directors consisting of members of the Board who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or (4) if a quorum of the Board of Directors consisting of members of the Board who were not parties to the action cannot be obtained, by independent legal counsel in a written opinion.

         To the extent that a director or officer of ours is successful in defending against an action, suit or proceeding brought against that person as a result of their current or former status as an officer or director, we must indemnify the person against all expenses actually and reasonably incurred by the person in connection with their defense. Nevada law also allows Nevada corporations to advance expenses of officers and directors incurred in defending a civil or criminal action as they are incurred, upon receipt of an undertaking by or on behalf of the director or officer to repay such expenses if it is ultimately determined by a court of competent jurisdiction that such officer or director is not entitled to be indemnified by the corporation because such officer or director did not act in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation.

         Any indemnification provided for by Section 78.7502, Nevada Revised Statutes(by court order or otherwise) shall not be deemed exclusive of any other rights to which the indemnified party may be entitled and that the scope of indemnification shall continue as to directors or officers who have ceased to hold such positions and to their heirs, executors and administrators.

         Section 78.752, Nevada Revised Statutes allows corporations to provide insurance, or other financial arrangements such as a program of self-insurance, for their directors or officers. Such insurance may provide coverage for any liability asserted against the person and liability and expenses incurred by the person in their capacity as a director or officer or arising out of their status as such, whether or not the corporation has the authority to indemnify the person against such liability and expenses. However, no financial arrangement made under Section 78.7502, Nevada Revised Statutes may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.


         It is the position of the Securities and Exchange Commission and many state securities administrators that any attempt to limit the liability of persons controlling an issuer under the federal securities laws or state securities laws is contrary to public policy and is unenforceable.


ITEM 23.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION


             The following table is an itemization of all expenses (subject to future contingencies) incurred or expected to be incurred by us in connection with the issuance and distribution of the securities that we are offering for sale. Items marked with an asterisk (*) represent estimated expenses. We have agreed to pay all the costs and expenses of this offering. Our selling security holders will pay no offering expenses.

         ITEM                                                 EXPENSE
         ----                                                 -------
         SEC Registration Fee                                 $ 1,980.00
         Legal Fees and Expenses                              $30,750.00
         Accounting Fees and Expenses                         $10,000.00
         Miscellaneous*                                       $ 5,270.00
         ===============================================================
         Total                                                $48,000.00
* Estimated Figure

ITEM 24.  RECENT SALES OF UNREGISTERED SECURITIES

         The following table describes the identity of purchasers or holders of our shares, along with the date of issuance and amount of shares purchased:

          OWNER                     DATE OF ISSUANCE                            AMOUNT(1)
---------------------------------------------------------------------------------------------------
Lawrence S. Hartman                 July 15, 1999                         22,400,000 common shares(2)
Lawrence S. Hartman                 March 31, 2000                             4,000 common shares(11)
Adam Zoblotsky                      July 15, 1999                         22,400,000 common shares(2)
Carl R. Ceragno                     July 30, 1999                            200,000 common shares(3)
                                    November 1, 2000                          40,000 common shares(3)
Lawrence H. Fox                     July 30, 1999                            280,000 common shares(3)(4)
                                    November 1, 2000                          40,000 common shares(3)
Sherry Rosenblum                    July 30, 1999                            820,000 common shares(5)
Stacey Rosenblum                    July 30, 1999                            760,000 common shares(5)
Almajean O'Connor                   October 18, 1999                          80,000 common shares
Glenn Preslier                      October 20, 1999                          80,000 common shares
Edward G. Brown                     October 26, 1999                          40,000 common shares
Aaron Geller                        October 26, 1999                          40,000 common shares
MAP Family Trust                    October 26, 1999                         200,000 common shares
Mark Fox                            November 1, 1999                          80,000 common shares
Houston Ma                          November 1, 1999                         112,000 common shares
Eugene Fox                          November 3, 1999                          40,000 common shares
Adam Epstein                        December 1, 1999                         800,000 common shares(6)
Tahnee Mckellar                     December 1, 1999                          40,000 common shares(5)
Payem Golespany                     January 10, 2000                          29,400 common shares(7)
Mark Fox                            January 20, 2000                          40,000 common shares
Lee Nailon                          January 20,2000                           80,000 common shares
Barbara Horenstein                  January 26, 2000                          16,000 common shares
Wye & Whalsay                       January 27, 2000                       2,000,000 common shares(16)
Cornelius Considene                 January 28, 2000                          80,000 common shares
Edward G. Brown                     February 5, 2000                          40,000 common shares
Joe Penner                          February 27, 2000                        162,400 common shares(14)
Kailuamana Corp.                    February 27, 2000                      2,000,000 common shares(8)
Dewayne Barron                      March 10, 2000                           480,000 common shares(12)



Jason Bruzick                       March 10, 2000                            80,000 common shares (15)
Jacqui Knapp                        March 10, 2000                            60,000 common shares(9)
Arnie Malenenko                     October 6, 2000                        2,800,000 common shares(10)
Andrew Farber                       March 28, 2001                           150,000 common shares (13)
Jeffrey Klein                       March 28, 2001                           150,000 common shares(13)

---------------------------------------------------------

(1) Reflects an 8:1 forward stock split effective for shareholders of record as of November 10, 2000. These shares had been issued to our founders, employees, officers, directors, consultants and certain accredited investors. Unless otherwise noted, these shares have been issued for cash at a sale price of $0.125 per share.

(2) Issued to our founders for services rendered in connection with our formation and initial development.

(3) Issued in consideration for serving on our board of directors.

(4)80,000 of said shares issued in consideration for legal services rendered.

(5) Issued in connection for consultation services that introduced our founders and established certain trade contacts and valued at $.125 per share.

(6) Issued in connection with consulting services that established our relationship with tickets.com and MP3.com and valued at $.125 per share.

(7) Issued in consideration for the sale of computer equipment valued at $3,675.

(8) Issued to a foreign entity in connection with consulting services regarding general business advisory services pursuant to Regulation S valued at $.125 per share.

(9) Issued in partial consideration for three months employment services valued at $7,500. Ms. Knapp had been employed by us as our press specialist.

(10) These shares were issued to Mr. Malenenko upon conversion of $500,000 face value of our convertible promissory notes that were purchased in September 2000. Mr. Malenenko still holds of $150,000 of our promissory note due September 7, 2003. This indebtedness is convertible into our shares at Mr. Malenenko's option at the rate of $0.125 per Share. Should Mr. Malenenko convert the entire balance of his promissory note to our shares, he would be entitled to receive an additional 1,200,000 shares.

(11) Issued to one of our directors at a price of $125 per share, partially in lieu of the payment of interest on a loan payable by us to said director.

(12) Issued to a consultant at a price of $.125 per share in connection with web site services rendered to us.

(13) Issued in partial consideration for legal services rendered to us, valued at $7,500.

(14) Issued in consideration for the sales of a sport utility vehicle used by us that was valued at $20,300.

(15) Issued in consideration for developing database software that we use to track musicians, film makers and event attendees, valued at $.125 per share.

(16) Sold to a foreign investor for cash at a price of $.125 per share pursuant to Regulation S

We raised net proceeds of $364,750 upon the sale of our shares to those individuals and entities listed above who purchased their shares for cash. Of these individuals and entities, one is a foreign entity whose purchase was made pursuant to Regulation S promulgated under the Securities Act of 1933, as amended. These sales were made at a price of $.125 per share. The remaining sales were made in reliance upon the exemption from the registration provisions of the Securities Act afforded by Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 promulgated thereunder.

All but one of the aforementioned issuances and sales for services rendered were made in reliance on Section 4(2) of the Securities Act, as amended, as transactions by an issuer not involving a public offering. One of these sales was made to a foreign entity, which was exempt from registration under the provisions of Regulation S, promulgated under the Securities Act of 1933, as amended.


The purchasers of all of the securities described above acquired them for their own account and not with a view to any distribution of said shares to the public, with the exception of a portion of the shares issued to Messrs. Farber and Klein, which were issued with registration rights in anticipation of this offering. All of said shares bear legends stating that the securities may not be offered, sold or transferred other than pursuant to an effective registration statement under the 1933 Act, the provisions contained in Regulation S (if appropriate), or an exemption from such registration requirements. No underwriter was utilized in connection with the offer or sale of such securities and no underwriting discounts were paid.


         We raised net proceeds of $500,000 upon the issuance of a convertible promissory note in an isolated private offering to one accredited individual listed above, which was exempt pursuant to Sections 4(2) and 4(6) of the Securities Act of 1933, as amended, and Rules 506 promulgated thereunder, of which $350,000 was converted into 2,800,000 of our shares. No underwriter was utilized in connection with the offer or sale of such securities and no underwriting discounts were paid.

ITEM 25.  EXHIBITS


2.       Articles of Incorporation, as amended**
3.       Bylaws, as amended**
4.       Form of Stock Certificate*
5.       Opinion of Farber & Klein**
5.1      Amended Opinion of Farber & Klein***
5.2      Amended Opinion of Farber & Klein
10.1     Agreement with Tickets.com*
23.1     Consent of Hein + Associates LLP**

23.2     Consent of Farber& Klein (included in the opinion of Farber & Klein)**
23.3     Consent of Hein + Associates LLP***

23.4     Amended Consent of Hein + Associates LLP

* Included in Registration Statement bearing file number 333-54468 filed on January 26, 2001.

** Included in Amendment No. 1 to Registration Statement bearing file number 333-54468 filed on January 26, 2001

*** Included in Amendment No 2 to Registration Statement bearing file number 333-54468 filed on July 13, 2001.

ITEM 26.  UNDERTAKINGS

(A) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons pursuant to the provisions listed above or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of ours in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, submit the matter to the Court in which liability as found, to determine whether such indemnification by it is against public policy as expressed by the Act and will be governed by the final adjudication of such tribunal.

(B) We undertake:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  a) To include a prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment that we file) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                  c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement, including but not limited to any deletion or addition of a managing underwriter.


         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities that are offered in said registration statement, and the offering of such securities at that time shall be deemed to be the initial bona fide offering of said securities.


         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Hollywood, State of California, on the ___ day of August, 2001.


                                           ANGELCITI MULTIMEDIA, INC.



DATE: AUGUST 9, 2001                       BY:  /s/ Adam Zoblotsky
                                           -----------------------------
                                                    ADAM ZOBLOTSKY, PRESIDENT


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                          Title                                       Date
         ---------                          -----                                       ----

/s/ Adam Zoblotsky                          President, Treasurer, Chief             August 9, 2001
----------------------------------          Financial/Accounting Officer

Adam Zoblotsky



/s/ Lawrence S. Hartman                     Chief Executive Officer                 August 9, 2001
-------------------------------             Secretary and Director

Lawrence S. Hartman


/s/ Carl R. Ceragno                         Director                                August 9, 2001
------------------------------------

Carl R. Ceragno


/s/ Lawrence H. Fox                         Director                                August 9, 2001
----------------------------------

Lawrence H. Fox

                          INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITOR'S REPORT........................................................................................F-2

BALANCE SHEETS - December 31, 2000 and March 31, 2001 (unaudited)...................................................F-3

STATEMENTS OF OPERATIONS - For the Period From May 14, 1999 (Inception) to
     December 31, 1999, For the Year Ended December 31, 2000, and For the
     Three Months Ended March 31, 2000 and 2001 (unaudited).........................................................F-4

STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) - For the Period From May 14, 1999
     (Inception) to March 31, 2001 (The period from January 1, 2001 through March 31, 2001 is unaudited)...........................................................................F-5

STATEMENTS OF CASH FLOWS - For the Period From May 14, 1999 (Inception) to
     December 31, 1999, the Year Ended December 31, 2000, and For the
     Three Months Ended March 31, 2000 and 2001 (unaudited).........................................................F-6

NOTES TO FINANCIAL STATEMENTS.......................................................................................F-7


                          INDEPENDENT AUDITOR'S REPORT



To the Stockholders and Board of Directors
AngelCiti Multimedia, Inc. (formerly AngelCiti.com Multimedia, Inc.) Hollywood, California


We have audited the accompanying balance sheet of AngelCiti Multimedia, Inc (formerly AngelCiti.com Multimedia, Inc.) as of December 31, 2000, and the related statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 2000 and for the period from May 14, 1999 (Inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AngelCiti Multimedia, Inc (formerly AngelCiti.com Multimedia, Inc.) as of December 31, 2000, and the results of its operations and cash flows for the year ended December 31, 2000 and for the period from May 14, 1999 (Inception) to December 31, 1999, in conformity with generally accepted accounting principles.


/s/HEIN + ASSOCIATES LLP

HEIN + ASSOCIATES LLP
Certified Public Accountants


Orange, California
April 5, 2001

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                                 BALANCE SHEETS

                                                                                    DECEMBER 31,            MARCH 31,
                                                                                        2000                  2001
                                                                                ------------------      -------------------
                                                                                                           (unaudited)
                                     ASSETS
CURRENT ASSETS:
     Cash and cash equivalents                                                  $           321,092       $       213,897
     Investments                                                                            101,432                87,468
     Other receivables                                                                        1,270               -
     Prepaid expenses                                                                         1,358                 1,358
                                                                                -------------------       ---------------
         Total current assets                                                               425,152               302,723

PROPERTY AND EQUIPMENT, net                                                                  26,177                24,645

NOTES RECEIVABLE - RELATED PARTIES                                                            6,500                 6,500

OTHER ASSETS                                                                                  5,331                 5,331
                                                                                -------------------       ---------------

TOTAL ASSETS                                                                    $           463,160       $       339,199
                                                                                ===================       ===============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
     Accrued officer compensation and related payroll taxes                     $            15,973       $        32,555
     Deferred revenue                                                                        57,528                25,662
     Accrued liabilities                                                                     16,391                21,811
     Borrowings against investment account                                                   37,901                38,438
                                                                                -------------------       ---------------
         Total current liabilities                                                          127,793               118,466

CONVERTIBLE NOTE PAYABLE                                                                    150,000               150,000
                                                                                -------------------       ---------------

         Total liabilities                                                                  277,793               268,466

COMMITMENTS AND CONTINGENCIES (Notes 3 and 12)

STOCKHOLDERS' EQUITY
     Common stock, $.01 par value; 60,000,000 shares authorized, 56,323,800 and
         56,623,800 (unaudited) shares issued and outstanding as of December 31,
         2000 and March 31, 2001,
         respectively                                                                       563,238               566,238
     Additional paid-in capital                                                             648,833               653,333
     Prepaid consultants fees                                                              (117,700)              (86,450)
     Notes receivable from Company Officers and Shareholders                                (51,442)              (51,442)
     Accumulated deficit                                                                   (857,562)           (1,010,946)
                                                                                -------------------       ---------------
         Total stockholders' equity                                                         185,367                70,733
                                                                                -------------------       ---------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                      $           463,160       $       339,199
                                                                                ===================       ===============

   The accompanying notes are an integral part of these financial statements.

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                            STATEMENTS OF OPERATIONS

                                             FOR THE PERIOD
                                            FROM MAY 14, 1999
                                             (INCEPTION) TO
                                            FOR THE YEAR ENDED                              FOR THE THREE MONTHS ENDED
                                              DECEMBER 31,          DECEMBER 31,                     MARCH 31,
                                                  1999                  2000                   2000                  2001
                                           --------------------  -------------------   ------------------   --------------------
                                                                                          (unaudited)           (unaudited)

NET REVENUES                                   $      21,308         $     331,851         $      93,472        $      97,559
                                               -------------          ------------          ------------        -------------

COSTS AND EXPENSES:
   Operating costs                                    24,658               228,421               130,337               53,238
   Selling, general and administrative               155,506               755,842               173,517              186,683
                                               -------------         -------------         -------------        -------------
         Total costs and expenses                    180,164               984,263               303,854              239,921
                                               -------------         -------------         -------------        -------------

LOSS FROM OPERATIONS                                (158,856)             (652,412)             (210,382)            (142,362)
                                               -------------         -------------         -------------        -------------

OTHER INCOME (EXPENSE):
   Interest income                                       146                 9,993                   370                3,620
   Interest expense                                     (973)               (1,331)                 (566)                (862)
   Gain on sale of property and equipment               -                      670               -                       -
   Gain on sale of marketable securities                -                   14,327               -                      8,658
   Holding gain (loss)                                  -                  (69,161)              -                    (23,328)
   Other (expenses), net of other income                -                    1,635                                      1,690
                                               -------------         -------------         --------------       -------------
                                                        (827)              (43,867)                 (196)             (10,222)
                                               -------------         -------------         -------------        -------------

LOSS BEFORE INCOME TAXES                            (159,683)             (696,279)             (210,578)            (152,584)
                                               -------------         -------------         -------------        -------------

PROVISION FOR INCOME TAX EXPENSE                         800                   800                   800                  800
                                               -------------         -------------         -------------        -------------

NET LOSS                                       $    (160,483)        $    (697,079)        $    (211,378)       $    (153,384)
                                               =============         =============         =============        =============



BASIC AND DILUTED NET LOSS PER SHARE           $           **        $       (0.01)        $          **        $           **
                                               ==============        =============         =============        ==============

WEIGHTED AVERAGE NUMBER OF SHARES
   OUTSTANDING                                    46,886,753            53,550,436            51,651,032           56,327,134
                                               =============         =============         =============        =============



** Earnings per share is less than $0.01 per share

   The accompanying notes are an integral part of these financial statements.

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
         FOR THE PERIOD FROM MAY 14, 1999 (Inception) TO MARCH 31, 2001


                                                             COMMON STOCK                                      RECOGNITION
                                                      ------------------------     ADDITIONAL     COMMON            OF
                                                       NUMBER OF                    PAID-IN       STOCK        COMPENSATION
                                                        SHARES        AMOUNT        CAPITAL     SUBSCRIBED       EXPENSE
                                                        ------        ------        -------     ----------       -------

BALANCES, May 14, 1999                                      --     $      --     $      --      $      --      $      --
Common stock issued to form the company               44,800,000       448,000      (448,000)          --             --
Issuance of common stock for services provided         2,880,000        28,800        16,200           --             --
Issuance of common stock to an employee for
  services performed                                      60,000           600         6,900           --           (5,000)
Issuance of common stock pursuant to private
  placement memorandum, net of expenses                  692,000         6,920        75,830           --             --
Common stock subscribed pursuant to the private
  placement memorandum                                      --            --            --           17,000           --
Net loss                                                    --            --            --             --             --
                                                     -----------   -----------   -----------    -----------    -----------
BALANCES, December 31, 1999                           48,432,000       484,320      (349,070)        17,000         (5,000)
Issuance of common stock pursuant to private
  placement memorandum, net of expenses                2,256,000        22,560       259,440        (17,000)          --
Issuance of common stock for future services to
  be provided                                          1,916,664        19,167       220,416           --             --
Issuance of common stock for services provided for
  the development of the Company's web site              480,000         4,800        55,200           --             --
Issuance of common stock to an outside director
  for services provided                                   80,000           800         9,200           --             --
Issuance of common stock for equipment                   271,800         2,718        31,257           --             --
Issuance of common stock for payment of
  liabilities                                             87,336           873        10,044           --             --
Recognition of compensation related to issuance
  of common stock to an employee                            --            --            --             --            5,000
Conversion of note payable to common stock             2,800,000        28,000       322,000           --             --
Contribution of officer salaries                            --            --          90,346           --             --
Notes receivable from shareholders                          --            --            --             --             --
Net loss                                                    --            --            --             --             --
                                                     -----------   -----------   -----------    -----------    -----------

BALANCES, December 31, 2000                           56,323,800       563,238       648,833           --             --
Issuance of common stock for legal services
  provided (unaudited)                                   300,000         3,000         4,500           --             --
Amortization of prepaid expenses (unaudited)                --            --            --             --             --
Net loss (unaudited)                                        --            --            --             --             --
                                                     -----------   -----------   -----------    -----------    -----------

BALANCES, March 31, 2001 (unaudited)                  56,623,800   $   566,238   $   653,333    $      --      $      --
                                                     ===========   ===========   ===========    ===========    ===========


[restubbed table]


                                                       PREPAID     NOTES RECEIVABLE
                                                     EXPENSE PAID       FROM                          TOTAL
                                                      IN COMMON      OFFICERS AND  ACCUMULATED    STOCKHOLDERS'
                                                        STOCK        SHAREHOLDERS    DEFICIT     EQUITY (DEFICIT)
                                                        -----        ------------    -------     ----------------

BALANCES, May 14, 1999                               $      --      $      --      $      --      $      --
Common stock issued to form the company                     --             --             --             --
Issuance of common stock for services provided              --             --             --           45,000
Issuance of common stock to an employee for
  services performed                                        --             --             --            2,500
Issuance of common stock pursuant to private
  placement memorandum, net of expenses                     --             --             --           82,750
Common stock subscribed pursuant to the private
  placement memorandum                                      --             --             --           17,000
Net loss                                                    --             --         (160,483)      (160,483)
                                                     -----------    -----------    -----------    -----------
BALANCES, December 31, 1999                                 --             --         (160,483)       (13,233)
Issuance of common stock pursuant to private
  placement memorandum, net of expenses                     --             --             --          265,000
Issuance of common stock for future services to
  be provided                                           (117,700)          --             --          121,883
Issuance of common stock for services provided for
  the development of the Company's web site                 --             --             --           60,000
Issuance of common stock to an outside director
  for services provided                                     --             --             --           10,000
Issuance of common stock for equipment                      --             --             --           33,975
Issuance of common stock for payment of
  liabilities                                               --             --             --           10,917
Recognition of compensation related to issuance
  of common stock to an employee                            --             --             --            5,000
Conversion of note payable to common stock                  --             --             --          350,000
Contribution of officer salaries                            --             --             --           90,346
Notes receivable from shareholders                          --          (51,442)          --          (51,442)
Net loss                                                    --             --         (697,079)      (697,079)
                                                     -----------    -----------    -----------    -----------

BALANCES, December 31, 2000                             (117,700)       (51,442)      (857,562)       185,367
Issuance of common stock for legal services
  provided (unaudited)                                      --             --             --            7,500
Amortization of prepaid expenses (unaudited)              31,250           --             --           31,250
Net loss (unaudited)                                        --             --         (153,384)      (153,384)
                                                     -----------    -----------    -----------    -----------

BALANCES, March 31, 2001 (unaudited)                 $   (86,450)   $   (51,442)   $(1,010,946)   $    70,733
                                                     ===========    ===========    ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                            STATEMENTS OF CASH FLOWS

                                                        FOR THE PERIOD
                                                         FROM MAY 14,
                                                              1999             FOR THE
                                                         (INCEPTION) TO      YEAR ENDED           FOR THE THREE MONTHS ENDED
                                                          DECEMBER 31,      DECEMBER 31,                  MARCH 31,
                                                              1999              2000                2000               2001
                                                        -----------------  ----------------  -------------------------------------
                                                                                                (unaudited)        (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net loss                                             $     (160,483)    $     (697,079)   $     (211,378)    $     (153,384)
   Adjustments to reconcile net loss to net cash
     used in operating activities:
     Depreciation and amortization                                -                 9,861              -                 1,532
     Amortization of prepaid expenses                           10,417            121,883            31,251             31,250
     Stock issued for services                                  47,500             75,000            75,000              7,500
     Gain on sale of securities                                   -               (14,327)             -                (8,658)
     Holding losses on trading securities                         -                69,161              -                23,328
     Gains on sale of property and equipment                      -                   670              -                  -
     Contribution of officer salaries                             -                47,806              -                  -
   Changes in operating assets and liabilities:
     Accounts receivable                                        (1,925)             1,925             1,925               -
     Prepaid expenses                                          (22,459)            14,601             6,164               -
     Other assets                                               (2,693)            (2,638)          (12,715)              -
     Accounts payable                                              275               (275)              550
     Accrued officer compensation and payroll  taxes            42,540             15,973             8,867             16,582
     Deferred revenue                                           42,870             14,658             3,105            (31,866)
     Accrued liabilities                                         7,478              9,413             1,725              5,420
                                                           -----------        -----------       -----------        -----------
              Net cash used in operating activities            (36,480)          (333,368)          (95,506)          (108,296)
                                                           -----------        -----------       -----------        -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Acquisitions of property and equipment                       (902)           (51,331)          (39,133)              -
     Proceeds from sale of property and equipment                 -                49,500              -                  -
     Amounts (loaned to) repaid by  related parties               -               (52,712)             -                 1,270
     Acquisition of marketable securities                         -              (255,030)             -               (88,259)
     Proceeds from sale of marketable securities                  -                98,764              -                87,553
                                                           -----------        -----------       -----------        -----------
              Net cash used in investing activities               (902)          (210,809)          (39,133)               564
                                                           -----------        -----------       -----------        -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from convertible note payable                     17,736            500,000                                 -
     Payments on note payable to stockholder                      -               (17,736)          (17,736)              -
     Borrowings on investment account                             -                37,901              -                   537
     Receipts from common stock subscribed                        -                17,000            17,000               -
     Proceeds from sale of common stock                         82,750            265,000           265,000               -
                                                           -----------        -----------       -----------        -----------
              Net cash provided by financing activities        100,486            802,165           264,264                537
                                                           -----------        -----------       -----------        -----------

NET CHANGE IN CASH AND CASH EQUIVALENTS                         63,104            257,988           129,625           (107,195)

CASH AND CASH EQUIVALENTS, beginning of period                    -                63,104            63,104            321,092
                                                           -----------        -----------       -----------        -----------

CASH AND CASH EQUIVALENTS, end of period                   $    63,104        $   321,092       $   192,729        $   213,897
                                                            ==========        ===========       ===========        ===========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period
     for:
       Interest                                            $       135        $       727       $      -           $       862
                                                           ===========         ==========       ===========        ===========
       Income taxes                                        $      -           $       800       $      -           $      -
                                                           ===========         ==========       ===========         ==========

 SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING
    AND FINANCING ACTIVITIES:

     Common stock subscription receivable for common
        stock subscribed                                   $    17,000        $      -          $      -           $      -
                                                           ===========        ===========       ===========        ===========
       Contribution of officers salaries                   $      -           $    42,540       $      -           $      -
                                                           ===========         ==========       ===========        ===========
       Issuance of stock for future services               $      -           $   239,583       $   239,583        $      -
                                                           ===========        ===========       ===========        ===========
       Issuance of stock for property and equipment        $      -           $    33,975       $    28,975        $      -
                                                           ===========         ==========       ===========        ===========
       Issuance of stock for payment of liabilities        $      -           $    10,917       $    10,917        $      -
                                                           ===========         ==========       ===========        ===========
       Conversion of note payable                          $      -           $   350,000       $      -           $      -
                                                           ===========         ==========       ===========        ===========

    The accompanying notes are an integral part of these financial statements

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                          Notes to Financial Statements
           (Information subsequent to December 31, 2000 is unaudited)


1.       ORGANIZATION AND NATURE OF OPERATIONS:
         -------------------------------------

         AngelCiti Multimedia, Inc., formerly AngelCiti.com Multimedia, Inc., (the "Company") is a multi-faceted Internet based multimedia company that produces, organizes, and operates film and music festivals in the Western United States. The Company also broadcasts film, music, and related promotional material over the Internet. Activities to date for Internet services have been immaterial and therefore, the Company has only one reportable business segment. The Company was incorporated in the state of Nevada on May 14, 1999 with its primary operations located in Southern California.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
         ------------------------------------------

         Statement of Cash Flows - For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

         Impairment of Long-Lived Assets - In the event that facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

         Revenue Recognition - Revenues are recognized upon completion of a film or music festival.

         Nonmonetary Transactions- A portion of the revenues recorded by the Company include nonmonetary or barter transactions. In accordance with APB Opinion No. 29, "Accounting for Nonmonetary Transactions", the Company recognizes revenue based on the fair market value of the transaction with an equal amount recorded to the related expense account. The Company engaged in barter transactions for expenses such as advertising, supplies, copying and printing, festival giveaways and hotel rooms in exchange for promotional material included in festival brochures or on the Company's website. The Company recognized revenues and expenses of $7,210 and $39,639 for the period from May 14, 1999 (Inception) to December 31, 1999 and for the year ended December 31, 2000, respectively. For the three months ended March 31, 2000 and 2001, the Company recognized revenues and expenses of $18,012 and $19,250, respectively.

         The Company has adopted EITF 99-17, "Accounting for Advertising Barter Transactions" to account for ad for ad transactions. The Company recognized ad for ad revenues and expenses of $3,000 and $3,900 for the period from May 14, 1999 (Inception) to December 31, 1999 and for the year ended December 31, 2000, respectively. For the three months ended March 31, 2000 and 2001, the Company recognized ad for ad revenues of $1,200 and $0, respectively.

         Advertising Costs - The Company expenses advertising costs as incurred. The Company incurred advertising expense of $7,450 and $40,250 for the period from May 14, 1999 (Inception) to December 31, 1999 and for the year ended December 31, 2000, respectively. Advertising expenses incurred by the Company for the three months ended March 31, 2000 and 2001 were $12,305 and $20,517, respectively.

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                          Notes to Financial Statements
           (Information subsequent to December 31, 2000 is unaudited)


         Web Site Development Costs - The Company has adopted EITF 00-2, "Accounting for Web Site Development Costs" to account for costs incurred in relation to website development. Costs incurred to develop customized database software have been capitalized and are being amortized on a straight-line basis over the expected benefit period of 5 years. Expenses related to operating the website are charged to operations as incurred.

         Property and Equipment - Property and equipment are stated at cost. Depreciation of property and equipment is calculated using the straight-line method over the estimated useful lives (ranging from 3 to 7 years) of the respective assets. The cost of normal maintenance and repairs is charged to operating expenses as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of properties sold, or otherwise disposed of, and the related accumulated depreciation or amortization is removed from the accounts, and any resulting gains or losses are reflected in current operations.

         Use of Estimates - The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

         The Company's financial statements are based upon a number of estimates, including the collectibility of receivables and the estimated useful lives selected for property and equipment. Due to the uncertainties inherent in the estimation process, it is at least reasonably possible that these estimates will be further revised in the near term and such revisions could be material.

         Fair Value of Financial Instruments - The estimated fair values for financial instruments under FASB No. 107, "Disclosures about Fair Value of Financial Instruments", are determined at discrete points in time based on relevant market information. These estimates involve uncertainties and cannot be determined with precision. The estimated fair value of the Company's financial instruments which includes cash, investments, and borrowings against the investment account approximates the carrying value in the financial statements at December 31, 2000 due to their short-term nature.

         The estimated fair value of the Company's long-term convertible note payable and note receivable from a director approximates the carrying value in the financial statements at December 31, 2000 due to the interest rate and note terms.

         The carrying value of the Company's notes receivable from the President and CEO do not approximate fair value due to the terms and related party nature of the transactions. The fair value of the notes total approximately $25,000 using current market interest rates.

         Deferred Revenues - Deferred revenues primarily represent deposits from filmmakers and sponsors which are deferred initially and recognized as income ratably over the term of the service period or festival as earned.

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                          Notes to Financial Statements
           (Information subsequent to December 31, 2000 is unaudited)


         Income Taxes - The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

         Stock-Based Compensation - The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25) and related interpretations in accounting for its employee stock options. In accordance with FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FASB123), the Company will disclose the impact of adopting the fair value accounting of employee stock options. Transactions in equity instruments with non-employees for goods or services have been accounted for using the fair value method as prescribed by FASB 123.

         Earnings per Share - Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average number of shares of common stock outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. All such securities or other contracts were anti-dilutive for the periods presented and, therefore, excluded from the computation of earnings per share. The Company had a convertible note payable convertible into 1,200,000 shares of common stock considered anti-dilutive at the year ended December 31, 2000 and at the three months ended March 31, 2001.

         Concentrations of Credit Risk - Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed to perform as contracted. Concentration of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or groups of counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions. In accordance with FASB Statement No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk," financial instruments that subject the Company to credit risk are primarily investment accounts and notes due from parties. The credit risk amounts shown do not take into account the value of any collateral or security.

         Impact of Recently Issued Standards -In June 1998, the Financial Accounting Standards Board issued the Statement of Financial Accounting Standards No. 133 (FASB133), "Accounting for Derivative Instruments and Hedging Activities". The FASB has subsequently issued Statement No. 137 and Statement No. 138 which are amendments to FASB133. FASB133, as amended, requires that an entity recognize all derivatives as assets or liabilities in the statement of financial position and measure those instruments at fair value. FASB133, as amended, is effective for fiscal years beginning after June 15, 2000. FASB133, as amended, cannot be applied retroactively and must be applied to (a) derivative instruments and (b) certain derivative instruments embedded in hybrid contracts. The Company adopted FASB133, as amended beginning January 1, 2001. The adoption of FASB 133 did not have a material effect on the Company's financial position or results of operations.

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                          Notes to Financial Statements
           (Information subsequent to December 31, 2000 is unaudited)


         In December 1999, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin 101 (SAB 101), "Revenue Recognition in Financial Statements." SAB101 establishes guidelines in applying generally accepted accounting principles to the recognition of revenue in financial statements based on the following four criteria:
         Persuasive evidence that an arrangement exits, delivery has occurred or services have been rendered, the seller's price to the buyer is fixed or determinable and collectibility is reasonably assured. SAB101, as amended by SAB101A and SAB101B, is effective no later than the fourth fiscal quarter of the fiscal years beginning after December 15, 1999, except that registrants with fiscal years that begin between December 16, 1999 and March 15, 2000, may report any resulting change in accounting principle no later than their second fiscal quarter of the fiscal year beginning after December 15, 1999. The adoption of SAB 101 did not have a material effect on the Company's financial position or results of operations.

         Interim Financial Information - The March 31, 2000 and 2001 financial statements have been prepared by the Company without audit. In the opinion of management, the accompanying financial statements contain all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the Company's financial position as of March 31, 2001 and the results of operations and cash flows for the three months ended March 31, 2000 and 2001. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of those that will be obtained for the entire fiscal year.

3.       BASIS OF PRESENTATION:
         ---------------------

         As reflected in the accompanying financial statements, the Company has incurred net losses of $160,483 and $697,079 for the period from May 14, 1999 to December 31, 1999 and for the year ended December 31, 2000, respectively. As of December 31, 2000, the Company has an accumulated deficit of $857,562. As discussed in Note 9, in September 2000, the Company signed and received $500,000 from a convertible note payable of which $350,000 was converted into 2,800,000 shares of common stock in October 2000. In management's opinion, these proceeds combined with revenue from planned film and music festivals during 2001 will provide sufficient cash flow to pay the Company's obligations as they come due for at least the next year.

4.       MARKETABLE SECURITIES

         Marketable securities consist of equity securities considered by Company management to be trading.

         In accordance with FASB115, "Accounting for Certain Investments in Debt and Equity Securities", the Company records unrealized holding gains and losses for trading securities into current period income and offsets the cost basis of the marketable securities. The marketable securities are shown on the balance sheet based on the fair market value as of December 31, 2000 and March 31, 2001. During the year ended December 31, 2000 and the three months ended March 31, 2001, the Company purchased $255,030 and $88,259, respectively, in marketable securities and sold $98,764 and $87,553, respectively. The Company recorded gains on sales of investments of $14,327 and $8,658, respectively, for the year ended December 31, 2000 and the three months ended March 31, 2001. Unrealized holding losses of $69,161 and $23,328, respectively, were recorded in earnings for the year ended December 31, 2000 and the three months ended March 31, 2001.

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                          Notes to Financial Statements
           (Information subsequent to December 31, 2000 is unaudited)


         The Company executes trades in conjunction with a margin account maintained with a broker. As of December 31, 2000 and March 31, 2001, the Company owed $37,901 and $38,438, respectively, to the broker for trades on margin. The Company's investment in marketable securities is used as collateral for the margin account. The margin account is subject to call requirements which vary by the security issuer. Generally, when the value of investments held by the Company fall below 50%, the Company will be required to fund the trade or sell securities to cover the margin call. The Company is charged interest on outstanding balances which vary by the amount borrowed and are tied to the clearinghouse rate received by the broker.

5.       RELATED PARTY TRANSACTIONS:
         --------------------------

         In September 2000, Communications Research, Inc ("CRI") issued a $6,500 promissory note to the Company in exchange for the Company's payment of legal services in the name of CRI. A director of the Company and the Company's chairman and CEO and one of the major stockholders are officers, directors and shareholders of CRI. The note bears interest of 8% per annum with outstanding principal and interest due September 15, 2002. In connection with the issuance of this promissory note, CRI will also issue 50,000 shares of stock to the Company. There is not a market for CRI's stock, and in management's opinion, the stock has a nominal value.

         In October 2000, the Company loaned $25,000 each to its CEO and its President. As of December 31, 2000 and March 31, 2001, the CEO and President owed $25,532 and $25,910, respectively. The loans are for 5 years at 0% interest. The increase in the amount due from the officers is from the Company's payment of certain expenses in the name of the officers for which the Company is to be repaid. As of December 31, 2000 and March 31, 2001, the total receivable from the officers is $51,442 and is reflected as a deduction from stockholders' equity.

         During 1999, the Company entered into a promissory note agreement with an individual who is the Company's chairman and CEO and one of the major stockholders. The note bears interest of 10% per annum with outstanding principal and interest due August 31, 2000. At December 31, 1999, the principal balance was $17,736 with accrued interest of $839 outstanding. In March 2000, the Company paid in full the outstanding principal balance and accrued interest.

6.       PROPERTY AND EQUIPMENT:
         ----------------------

         Property and equipment consists of the following:

                                            DECEMBER 31,           MARCH 31,
                                               2000                  2001
                                          ----------------     ----------------

         Furniture and fixtures           $            902     $            902
         Office equipment                           20,006               20,006
         Software                                   10,000               10,000
                                          ----------------     ----------------
                                                    30,908               30,908
         Less accumulated depreciation              (4,731)              (6,263)
                                          ----------------     ----------------
                                          $         26,177     $         24,645
                                          ================     ================

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                          Notes to Financial Statements
           (Information subsequent to December 31, 2000 is unaudited)


         The Company recorded depreciation expense of $0 and $9,861 for the period from May 14, 1999 (Inception) through December 31, 1999 and for the year ended December 31, 2000, respectively. For the three months ended March 31, 2000 and 2001, the Company recorded depreciation expense of $0 and $1,532 respectively.

         During the year ended December 31, 2000, the Company sold video duplication equipment recognizing a gain on sale of $3,095 and a vehicle recognizing a loss on sale of $2,425.

7.       ACCRUED LIABILITIES:
         -------------------

         Accrued liabilities consist of the following :

                                                        DECEMBER 31,              MARCH 31,
                                                            2000                    2001
                                                       --------------          --------------

         Accrued interest on convertible note          $          943          $          943
         Accrued amounts owed to outside contractors            4,195                   4,365
         Accrued credit card payable                            3,987                   4,067
         Accrued income taxes                                     800                     800
         Accrued professional fees                              6,466                   8,235
         Accrued other                                          -                       3,401
                                                       --------------          --------------
                                                       $       16,391          $       21,811
                                                       ==============          ==============

8.       CONVERTIBLE NOTE PAYABLE:
         ------------------------

         In September 2000, the Company entered into a promissory note agreement with an individual. The face value of the note is $500,000 and bears interest of 2% per annum with outstanding principal and interest due September 7, 2003. At the option of the note holder, any portion of the loan may be converted into common stock of the Company at $0.125 per share.

         In October 2000, the note holder converted the principal amount of $350,000 into 2,800,000 shares of common stock valued at $0.125 per share.

9.       STOCKHOLDERS' EQUITY:
         --------------------

         In November 2000, the Board of Directors authorized an increase in the number of shares authorized from 40,000,000 shares to 60,000,000 shares of common stock. In addition, the Board of Directors authorized an 8 to 1 common stock split. All references in the financial statements and notes to financial statements have been restated to reflect the increased number of shares authorized and outstanding.

         In September 1999, the Company began a private placement offering of a maximum of 8,000,000 post split shares of common stock at an offering price of $0.125 per share. At December 31, 1999, the Company had issued 692,000 shares with net proceeds totaling $82,750. In addition, as of December 31, 1999, the Company accepted subscription agreements for the purchase of an additional 136,000 shares. During 2000, the Company issued an additional 2,120,000 shares with net proceeds totaling $265,000.

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                          Notes to Financial Statements
           (Information subsequent to December 31, 2000 is unaudited)


         During the first three months of 2000, the Company issued 2,396,664 common shares valued at $0.125 per share in return for services received and services to be provided in the future. Of the 2,396,664 common shares issued, 480,000 common shares were issued to an outside contractor for web site services. The Company recognized compensation expense of $60,000 during 2000 in connection with the services received. The remaining 1,916,664 common shares were issued to an outside contractor for investment services to be provided over a two-year period. The Company recognized compensation expense of $121,883 and $10,417 for 2000 and 1999, respectively. The remaining balance of $117,700 at December 31, 2000 is recorded in stockholders' equity and will be amortized over the remaining service period. During the three months ended March 31, 2001, the Company recognized expense of $31,250 in connection with the amortization of the prepaid consulting services.

         In November 2000, the Company issued 40,000 common shares to each of two outside directors. The shares were valued at $0.125 per share. The Company recognized compensation expense of $10,000 for the year ended December 31, 2000 for director compensation expense.

         During the year ended December 31, 2000, the Company issued 271,800 common shares in exchange for equipment at $0.125 per share for a total value of $33,975. Of these 271,800 shares, 80,000 were for services performed for the Company for a custom database system. The Company assigned a $10,000 value to these services and capitalized the amount in accordance with EITF00-2, "Accounting for Website Development Costs".

         During the year ended December 31, 2000, the Company issued 87,336 common shares at $0.125 per share to settle liabilities in the amount of $10,917. Of the 87,336 shares issued, 4,000 were issued in connection with the interest payable on a note to a related party (see
         Note 8). The remaining 83,336 were issued in connection with services rendered by an outside contractor.

         During the year ended December 31, 2000, the CEO and President each forgave $40,000 owed to them for deferred salary plus accrued payroll taxes of $10,346. The Company recorded these transactions as capital contributions.

         For services provided in connection with the preparation of the SB-2 Registration Statement, during March 2001, the Company's attorneys received 300,000 shares of common stock valued at $0.025 per share based on the value of the legal services provided.

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                          Notes to Financial Statements
           (Information subsequent to December 31, 2000 is unaudited)


10.      INCOME TAXES:
         ------------

         Income tax expense is comprised of the following:

                                                                MAY 14, 1999 (INCEPTION)            DECEMBER 31,
                                                                  TO DECEMBER 31, 1999                  2000
                                                                --------------------------     ----------------------
                       Current:
                           Federal                                    $       -                      $       -
                           State                                                   800                        800
                                                                      ----------------               ------------
                                                                                   800                        800
                                                                      ----------------               ------------

                       Deferred:
                           Federal                                            -                              -
                           State                                              -                              -
                                                                      ----------------               ------------
                                                                              -                              -
                                                                      ----------------               ------------

                       Income tax expense                             $            800               $        800
                                                                      ================               ============

         Deferred income tax assets (liabilities) are comprised of the following at December 31, 2000:

                 Current deferred income tax assets (liabilities):
                     Accrued payroll                                                                       6,338
                     Deferred revenue                                                                     22,827
                     Unrealized loss on trading securities                                     $          27,443
                                                                                               -----------------
                                                                                                          56,608
                     Valuation allowance                                                                 (56,608)
                                                                                               -----------------

                 Net current deferred tax asset                                                $          -
                                                                                               =================

                 Long-term deferred tax assets (liabilities):
                     Property and equipment                                                    $          21,664
                     Start-up expenses                                                                     5,820
                     Net operating loss carryforward                                                     239,671
                                                                                               -----------------
                                                                                                         267,155
                     Valuation allowance                                                                (267,155)
                                                                                               -----------------
                 Net long-term deferred tax asset                                              $          -
                                                                                               =================

                           ANGELCITI MULTIMEDIA, INC.
                    (FORMERLY ANGELCITI.COM MULTIMEDIA, INC.)

                          Notes to Financial Statements
           (Information subsequent to December 31, 2000 is unaudited)





         Total income tax expense (benefit) differed from the amounts computed by applying the U.S. federal statutory tax rates to pre-tax income as follows:

                                                                             DECEMBER 31,          DECEMBER 31,
                                                                                1999                  2000
                                                                        -----------------      ----------------

               Total expense (benefit) computed by applying
                 the U.S. statutory rate
                  Amount of expected tax benefit                        $       (54,292)       $      (236,735)
                  Nondeductible expenses                                            252                 31,448
                  State income taxes                                                800                    800
                  Change in beginning balance of valuation
                     allowance                                                   54,040                205,287
                                                                        ---------------        ---------------

                                                                        $           800        $           800
                                                                        ===============        ===============

         As of December 31, 2000, the Company has available net operating loss carryforwards for income taxes of approximately $560,000 and $558,000 for federal and California, respectively that begin to expire in the years 2019 and 2007, respectively. Future changes in ownership, as defined by section 382 of the Internal Revenue Code, could limit the amount of net operating loss carryforwards used in any one year.

         The Company will continue to assess the realizability of the deferred tax assets in future periods. The valuation allowance increased by $258,059 during the year ended December 31, 2000.

11.      COMMITMENTS AND CONTINGENCIES:
         -----------------------------

         Leases - The Company leases office space under a noncancellable operating lease. Total rental expense was $6,698 and $46,480 for the eight-month period ended December 31, 1999 and for the year ended December 31, 2000. For the three months ended March 31, 2000 and 2001, total rental expense was $8,695 and $10,986 respectively. The future annual minimum payments under the non-cancelable leases are as follows:

                           YEAR ENDED DECEMBER 31,
                           -----------------------
                                    2001                       $          35,343
                                                               -----------------
                                                               $          35,343
                                                               =================

                                 EXHIBIT INDEX

2.       Articles of Incorporation, as amended**
3.       Bylaws, as amended**
4.       Form of Stock Certificate*
5.       Opinion of Farber & Klein**
5.1      Amended Opinion of Farber & Klein***
5.2      Amended Opinion of Farber & Klein
10.1     Agreement with Tickets.com*
23.1     Consent of Hein + Associates LLP**
23.2     Consent of Farber& Klein (included in the opinion of Farber & Klein)**
23.3     Consent of Hein + Associates LLP***
23.4     Amended Consent of Hein + Associates LLP

* Included in Registration Statement bearing file number 333-54468 filed on January 26, 2001.

** Included in Amendment No. 1 to Registration Statement bearing file number 333-54468 filed on January 26, 2001

*** Included in Amendment No 2 to Registration Statement bearing file number 333-54468 filed on July 13, 2001.